On target. Delivering growth. Manulife Financial Corporation Third Quarter Report to Shareholders Nine months ended September 30, 2014

MESSAGE TO SHAREHOLDERS

In the third quarter of 2014, we continued to earn the trust of our customers by helping them with their big financial decisions and meeting their needs.  We paid out claims, cash surrender values, annuity payments and other benefits worth $5.3 billion.  We now manage over $663 billion on behalf of our customers.

We are improving our service to customers through new technologies and products.  In Canada, we opened RED Lab, which will develop technologies to provide customers with intuitive, quick and transparent access to their financial services.  Across Asia, we are launching Point of Sale technology, enabling electronic applications and underwriting in a client’s home or place of business through a tablet.  In the United States, our Customer1 initiative will provide a holistic view of our relationships with customers and their preferences for interacting with us.  In Japan, we launched a Single Premium Whole Life product to help with wealth transfer to the next generation.

Our efforts continue to generate recognition.  For the 11th consecutive year, Manulife Hong Kong received the “Yahoo! Emotive Brand Award”.  In Hong Kong, Indonesia and the Philippines, Manulife Asset Management portfolio managers were recognized as the “Most Astute Investors in Local Currency Bonds” by The Asset Benchmark Research Awards.  This is the 8th year that we have been ranked at the top of this survey.  In Canada, Manulife was named to the “Dow Jones Sustainability North American Index”.  In the U.S., John Hancock received LIMRA LOMA awards for “Best use of Twitter” for #WeRunTogether and “Best of the Best” for our overall social media program.

We are using social media more because our customers, young and old, turn to these channels.  Our #Centsability campaign encouraged Canadians to share their money saving tips.  The John Hancock "Life Comes Next" Campaign invites TV viewers to complete a story they see in our advertising by going to HancockNext.com.

As a result of these activities, and the fine efforts of our employees, we had a very strong quarter.  Full details are provided in our quarterly release but in summary: Once again we delivered core earnings that were slightly better than planned, achieved outstanding investment results, and had lower-than-expected charges associated with our annual actuarial review.  All of these led to very strong net income and capital ratio for the quarter.  Our net income was $1.1 billion.  Our core earnings were $755 million, and our capital ratio was 248%.

We achieved satisfactory overall insurance sales of $660 million, recording substantial growth from both the prior quarter and last year.  Our results were highlighted by very strong sales from Asia, partially offset by some weaker results in Canada and the U.S.  In Asia, strong insurance sales reached record levels on a constant currency basis.  In Canada, a new simplified universal life product contributed to sales momentum in Retail Insurance.  In the U.S., life insurance sales continued to be challenged by slow industry sales, but improved over the prior quarter as a result of recently launched products.

Global economic uncertainty was prevalent in the third quarter, and as a result, wealth sales of $11.7 billion were slower, but we delivered our 24th consecutive quarter of AUM growth.  Asia wealth sales continued to build momentum, benefiting from successful product launches.  In Canada, wealth sales declined, reflecting competitive rate pressures in a slowing residential mortgage market and normal variability in large case group retirement sales.  In the U.S., mutual fund sales continued to be strong, but declined relative to the prior year.

Manulife Asset Management now has 85 Four- or Five-Star Morningstar rated funds, an increase of three funds over the last quarter.

In September, we announced that we would acquire the Canadian operations of Standard Life plc, subject to approvals.  This transaction accelerates our growth strategy for our Canadian business, in particular wealth and asset management.  In Hong Kong, our Board held its annual strategic planning session, which was highly productive and positive.

We continue to receive comments from customers on how we are becoming a more customer-centric organization, and I would like to share this one from Asia:

“I would like to give you feedback on the wonderful and excellent service I received from Ms. Clara Wat in relation to my insurance portfolio inquiry.  She was very thoughtful and professional and I am touched by her understanding and good listening skills.  Your company should be proud of your staff as my experience has been much more than that I had expected.”

All of these results would not have occurred without the dedicated efforts of more than 28,000 employees, 53,000 agents and our hundreds of thousands of other distribution partners around the world.  We would like to thank our shareholders for their continued support, and I look forward to reporting back to you on our progress next quarter.

Donald A. Guloien
President and Chief Executive Officer

 Manulife Financial Corporation –Third Quarter 2014

SALES AND BUSINESS GROWTH

Asia Division

We have delivered very strong growth in the third quarter with Hong Kong, Indonesia and our other Asia businesses adding to the continued momentum in Japan.  Insurance sales were 46% higher than 3Q13, reaching record levels for the division on a constant currency basis. These results reflect the ongoing success of product enhancement initiatives, marketing campaigns and our multi-channel distribution strategy. Our third quarter wealth sales increased 74% compared to 3Q13, reflecting our success in launching new products, marketing campaigns and improved market sentiment.

Asia Division 3Q14 insurance sales of US$352 million were 46% higher than 3Q13 and year-to-date sales of US$914 million were 32% higher than same period of 2013.  (Percentages quoted below are for the period 3Q14 compared with 3Q13, unless stated otherwise.1)

•	Japan insurance sales of US$165 million increased 83% driven by the continued momentum of corporate product sales and the launch of new retail products.

•	Hong Kong insurance sales of US$81 million increased 37% driven by several product launches in the latter part of 2Q14 and a series of sales campaigns.

•	Indonesia insurance sales of US$28 million increased 14% driven by strong growth in our bancassurance channel and a series of sales campaigns.

•
Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales of US$78 million increased 16%.  We delivered double digit growth in all markets, except for Singapore, where sales were at a level similar to 3Q13 but showed significant growth over 2Q14.

Asia Division 3Q14 wealth sales of US$2.2 billion were 74% higher than 3Q13 and year-to-date sales of US$5.6 billion were 14% lower than same period of 2013. The decline in our year-to-date sales was due to less favourable market sentiment in several Asian markets in the first half of 2014 compared to the same period of 2013, the very successful launch of the Strategic Income Fund in the first half of 2013 and lower investor demand for our products in Japan. (Percentages quoted below are for the period 3Q14 compared with 3Q13, unless stated otherwise.1)

•	Japan wealth sales of US$516 million increased 140% as a result of the successful launch of a floating rate loan fund and the launch of a new single premium product.

•	Hong Kong wealth sales of US$366 million increased 50% driven by successful marketing campaigns in the pension and mutual fund businesses.

•	Indonesia wealth sales of US$239 million increased 93% reflecting the favourable impact of improved market sentiment on mutual fund sales.

•	Asia Other wealth sales of US$1.0 billion increased 57% driven by the increase in mutual fund sales in China, Taiwan and Thailand.

Canadian Division

In the third quarter, our mutual fund and group retirement businesses delivered solid sales and record assets under management.  We were excited to announce our agreement to acquire the Canadian operations of Standard Life plc which, if approved, will accelerate our growth plans, particularly in wealth and asset management.  With our focus on future innovation, we launched our Manulife RED Lab partnership with Communitech with a contest for Ontario university and college students, inviting their ideas to improve the delivery of financial services through the use of emerging technologies.

Wealth sales in 3Q14 were $2.6 billion, 15% lower than 3Q13 primarily due to reduced new bank loan volumes as a result of competitive pressures in a slowing residential mortgage market.  Year-to-date sales of $8.6 billion were 4% lower than the same period of 2013. (Percentages quoted below are for the period 3Q14 compared with 3Q13, unless stated otherwise.)

•
Mutual Funds’ assets under management were a record $31.8 billion at September 30, 2014, increasing 26% year-over-year and outpacing industry growth2.  Gross mutual fund deposits3,4 of $1.3 billion in 3Q14 were down 10% as investor preference shifted toward equities where we continue to build our presence.  In the quarter we added two global equity mandates to complement our growing suite of equity funds.  Increased market volatility in September also put strain on sales.

•
Segregated Fund Products5 sales were $353 million in 3Q14, an increase of 13% reflecting steady growth in our repositioned new business portfolio.  Fixed Products sales of $72 million in 3Q14 were down 33% reflecting our deliberate rate positioning in this market.

•
Group Retirement Solutions sales of $188 million in 3Q14 were 31% lower, reflecting normal variability in the large case group retirement market. Year-to-date, sales of $1.1 billion were 10% higher than the same period of 2013, reflecting continued success in the defined contribution plan market.

•
Manulife Bank new lending volumes continue to reflect the impact of intense rate competition driven by the slowdown in the residential mortgage market.  New loan volumes for 3Q14 were $927 million, 27% below 3Q13 levels and 3% higher than 2Q14.  Net lending assets increased by 4% to $19.4 billion as at September 30, 2014.

1
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis.  Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada as at September 30, 2014.

3	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

4	Gross mutual fund deposits in 3Q14 included deposits from segregated fund products of $263 million.

5	Segregated fund products include guarantees. These products are also referred to as variable annuities.

 Manulife Financial Corporation –Third Quarter 2014

Insurance sales in 3Q14 of $143 million were 23% lower than 3Q13 reflecting competitive pressures and our disciplined approach to pricing in the large case group benefits market.  Year-to-date sales of $406 million were 58% lower than the same period last year. Excluding Group Benefits, 3Q14 insurance sales were 5% higher than 3Q13 and year-to-date sales were 3% higher than the same period in 2013.  (Percentages quoted below are for the period 3Q14 compared with 3Q13, unless stated otherwise.)

•
Retail Markets’ insurance sales of $41 million increased 11%, reflecting the success of our new Manulife UL product, a universal life solution for Canadians looking for simplified investment options combined with long-term insurance protection.

•
Institutional Markets’ insurance sales of $102 million decreased 32%, reflecting competitive pressures which challenged large case sales in Group Benefits.  In the small and mid-sized market, Group Benefits’ sales increased 15%.

U.S. Division

Sales results for the quarter continued to be mixed but as expected our recent product and business initiatives are gaining traction.  In John Hancock Investments, sales were 8% below 3Q13, while retention and net flows were strong, once again contributing to record funds under management.  Our strong product line-up, including 39 Four- or Five-Star Morningstar rated mutual funds, continues to drive results in this business6.  On the insurance front, product enhancements and targeted pricing changes implemented earlier this year improved John Hancock Life sales compared to 2Q14 despite a sluggish estate planning market.

Wealth Management sales in 3Q14 of US$6.2 billion decreased 6% compared with 3Q13.  Decreased sales in John Hancock Investments (“JH Investments”) were partially offset by an increase in John Hancock Retirement Plan Services (“JH RPS”).  Year-to-date sales of US$22.0 billion were 5% higher than in the same period of 2013 as a result of a 7% increase in JH Investments year-to-date sales. (Percentages quoted below are for the period 3Q14 compared with 3Q13, unless stated otherwise.)

•
JH Investments 3Q14 sales of US$5.4 billion decreased 8% primarily due to higher mandates from large wirehouse firms in 2013, the impact of the closure to new sales of a top selling fund at the beginning of 2014 and tempered industry sales.  On a year-to-date basis, sales continue to outpace the industry in the intermediary channel with an increase of 7% compared to 0.9% for the industry7.  Our year-to-date results also continue to outpace the industry on organic growth (net new flows / beginning assets) with a 16% year-to-date growth rate compared to a 2% industry growth rate7.

•
JH RPS 3Q14 sales of US$886 million increased 2%.  While sales are challenged by a very competitive environment, we are beginning to see momentum and an increased sales pipeline from initiatives launched earlier this year.  This includes the Signature 2.0 product within our core market of plans under US$10 million in assets under management, as well as increased distribution capabilities and pricing actions for plans with assets over US$10 million.

Overall U.S. Insurance sales in 3Q14 of US$124 million decreased 19% compared with 3Q13, but were 8% higher compared with 2Q14 due to new product enhancements. Year-to-date sales of US$347 million were 19% lower than same period of 2013.  (Percentages quoted below are for the period 3Q14 compared with 3Q13, unless stated otherwise.)

•
John Hancock Life (“JH Life”) 3Q14 sales of US$112 million were 19% lower as overall industry sales were challenged in the estate planning market.  Compared with 2Q14, sales increased by 10% driven by changes to our Protection Universal Life (“UL”) product and accumulation and indexed UL products.

•	John Hancock Long-Term Care 3Q14 sales of US$12 million decreased, as expected, due to recent price increases. Sales were down by US$3 million from 3Q13 and US$1 million from 2Q14.

Manulife Asset Management

We experienced exceptional General Fund investment-related results, driven primarily by large positive returns on our private equity and other alternative long-duration asset holdings and the favourable impact of additional investments in real estate, private equity and timberland on the measurement of our policy liabilities. In addition, credit experience continued to be a positive contributor to investment-related experience.

Long-term investment performance continues to be a differentiator for Manulife Asset Management, with the significant majority of public asset classes once again outperforming their benchmarks on a 1, 3, and 5-year basis.

At September 30, 2014 total assets managed by Manulife Asset Management ("MAM") were $309 billion, including $266 billion managed for external clients. Assets managed for external clients increased $7 billion from June 30, 2014. At September 30, 2014, MAM had a total of 85 Four- or Five-Star Morningstar rated funds, an increase of 3 funds since June 30, 2014.

6
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

7
Source:  Strategic Insight:  ICI Confidential.  Direct Sold mutual funds, fund-of-funds and ETF’s are excluded.  Organic sales growth rate is calculated as:  net new flows divided by beginning period assets. Industry data through September 2014.

 Manulife Financial Corporation –Third Quarter 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of November 13, 2014, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited Consolidated Financial Statements contained in our 2013 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2013 Annual Report, and the “Risk Management” note to the Consolidated Financial Statements in our 2013 Annual Report.

In this MD&A, the terms “Company”, “Manulife Financial”, “Manulife” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	Q3 highlights	1.	Variable annuity and segregated fund guarantees
2.	Standard Life transaction	2.	Caution related to sensitivities
3.	Q4 items	3.	Publicly traded equity performance risk
4.	Future changes to non-GAAP measures	4.	Interest rate and spread risk

B	FINANCIAL HIGHLIGHTS	E	ACCOUNTING MATTERS AND CONTROLS
1.	Q3 and year-to-date earnings analysis	1.	Critical accounting and actuarial policies
2.	Premiums and deposits	2.	Actuarial methods and assumptions
3.	Funds under management	3.	Sensitivity of policy liabilities to updates to assumptions
4.	Capital	4.	Accounting and reporting changes
5.	Impact of fair value accounting	5.	U.S. GAAP Results
		6.	Quarterly financial information
C	PERFORMANCE BY DIVISION	7.	Changes in internal control over financial reporting
1.	Asia	8.	Audit Committee
2.	Canadian
3.	U.S.	F	OTHER
4.	Corporate and Other	1.	Quarterly dividend
		2.	Outstanding shares
		3.	Performance and Non-GAAP Measures
		4.	Key planning assumptions and uncertainties
		5.	Caution regarding forward-looking statements

 Manulife Financial Corporation –Third Quarter 2014

A	OVERVIEW

A1	Q3 highlights

Manulife reported 3Q14 net income attributed to shareholders of $1,100 million and core earnings8 of $755 million compared with 3Q13 net income attributed to shareholders of $1,034 million and core earnings of $704 million.

Results included investment-related experience gains of $370 million (of which $50 million is included in core earnings), and a net charge of $69 million related to our annual review of actuarial methods and assumptions and updates to actuarial standards related to bond parameter calibration for stochastic models used to value segregated fund liabilities.

The $51 million increase in core earnings was driven by higher fee income on higher assets under management in our wealth businesses, lower net hedging costs, and the favourable impact of a stronger U.S. dollar, partially offset by the non-recurrence in 3Q14 of a release of tax provisions from the closure of prior years’ tax filings that benefited 3Q13. The $15 million net increase in items excluded from core earnings included lower charges related to the changes in actuarial methods and assumptions mostly offset by the non-recurrence of a gain related to a specific asset allocation activity in 3Q13.

Net income attributed to shareholders for the 9 months ended September 30, 2014 was $2,861 million, compared with the $1,833 million for the same period of 2013.  Four items primarily contributed to the $1,028 million increase:  higher core earnings ($243 million), higher investment-related experience ($271 million), a lower charge for changes in actuarial methods and assumptions ($217 million) and the non-recurrence of a charge related to the direct impact of equity markets and interest rates ($255 million).

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) increased 5 points from June 30, 2014 to 248% reflecting the contribution of 3Q14 earnings.  As a result of strong 3Q14 earnings and the favourable impact of a stronger U.S. dollar, the Company’s financial leverage ratio improved from 28.2% at 2Q14 to 27.1%.

Insurance sales8 were $660 million in 3Q14, an increase of 7%9 compared with 3Q13 as strong results in Asia were partially offset by mixed results in Canada and the U.S.  In Asia, sales rose 46% as increased sales in Hong Kong, Indonesia and Asia Other businesses added to the continued momentum in Japan.  Institutional insurance sales in Canada decreased 32%, reflecting competitive pressures, and Retail sales increased 11%, reflecting the success of a recently launched universal life product.  U.S. insurance sales in 3Q14, while 19% lower compared with 3Q13, were 8% higher compared with 2Q14 due to new product enhancements.  On a year-to-date basis, insurance sales were 19% below the same period of 2013 as the 32% increase in sales in Asia was more than offset by lower sales in Group Benefits and U.S. Insurance.

Wealth sales were $11.7 billion in 3Q14, an increase of 1% compared with 3Q13.  In Asia, wealth sales increased 74% reflecting our success in launching new products in combination with marketing campaigns and improved market sentiment.  Sales were 15% lower in Canada primarily due to the impact of competitive pressures in a slowing residential mortgage market on new bank loan volumes, which we include in wealth sales, and normal variability in large case group retirement sales.  In the U.S., sales were 6% below 3Q13, while retention and net flows were strong.  On a year-to-date basis, wealth sales were 1% below the same period of 2013 due to lower new bank loan volumes.

A2	Agreement regarding acquisition of Canadian-based operations of Standard Life plc

On September 3, 2014, MLI entered into an agreement with Standard Life Oversea Holdings Limited, a subsidiary of Standard Life plc, and Standard Life plc to acquire the shares of Standard Life Financial Inc. and of Standard Life Investments Inc., collectively the Canadian-based operations of Standard Life plc, for approximately $4 billion in cash at closing, subject to certain adjustments.

The transaction was approved by the shareholders of Standard Life plc on October 3, 2014. The waiting period under the Competition Act (Canada) expired on November 10, 2014. The closing remains subject to the approval of the Canadian Minister of Finance and certain securities regulators.  Subject to the receipt of all necessary approvals, the transaction is anticipated to close in the first quarter of 2015.

The acquisition will be funded in part by the issuance of common shares. On September 15, 2014, we completed offerings of approximately $2.26 billion of subscription receipts that will be exchanged for common shares upon closing of the acquisition.  The subscription receipt offerings comprised an approximately $1.76 billion public bought deal offering, as well as a concurrent private placement to the Caisse de dépôt et placement du Québec for $500 million.  The balance of the acquisition funding will be from internal resources and possible future debt and/or preferred share issuances.

This transaction significantly builds the Company’s capability to serve customers in all of Canada, and elsewhere in the world, from Quebec.  Based on industry data from the Fraser Group and the Investment Funds Institute of Canada, on a pro forma basis as of December 31, 2013 after giving effect to the transaction, the transaction would add $19.0 billion in assets under administration10 to our group retirement business in Canada, bringing our total group retirement assets under administration as of December 31, 2013 to $40.9 billion10, and would add $5.4 billion in assets under management10 to our mutual funds business in Canada, bringing our total mutual fund assets under management to $33.0 billion as of December 31, 201311. The transaction would, based on information from the Fraser Group, also increase our annual Canadian group benefits premiums and deposits12 from $7.5 billion to $8.3 billion on a pro forma basis for the year ended December 31, 2013 after giving effect to the transaction.12

8	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

9
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis.  Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

10	Source: Fraser Group, “Pension Universe Report”, data as of December 31, 2013, includes capital accumulation plans only.

11	Source: Investment Funds Institute of Canada, data as of December 31, 2013.

12	Source: Fraser Group, “Group Universe Report”, data for the year ended December 31, 2013.

 Manulife Financial Corporation –Third Quarter 2014

Transaction highlights13:
•
Excluding transition and integration costs, after the first year we expect the transaction to be accretive by approximately 3 cents to earnings per common share (“EPS”) per year over each of the next 3 years.  It will also increase our earnings capacity beyond our 2016 core earnings objective of $4 billion.

•
The transaction, and the financing, maintain our strong capital position and financial flexibility, and in no way inhibit our ability to pay dividends. In fact, it will enhance our ability to increase dividends in the future.

•
We believe the transaction will improve core earnings, however the transition costs reported in core earnings will create a modest, temporary headwind on our core return on common shareholders’ equity (“Core ROE”) objective of 13%.

•	Excluding transition and integration costs, the transaction is expected to be marginally accretive to EPS in the 1st year.

•	Increases earnings contributions from less capital intensive, fee-based businesses.

•	Integration costs totaling $150 million post-tax expected to be incurred in the first three years and we expect revenue synergies which will build over time.

•	Annual cost savings of $100 million post-tax expected to be largely achieved by the 3rd year.

•	Targeting MCCSR ratio in the range of 235% to 240% at close.

•	Targeting financial leverage ratio of approximately 28% at close.

•	We continue to target a 25% financial leverage ratio over the long-term.

•	Does not significantly impact our interest rate or equity market risk profile.

A3	Q4 items

In the fourth quarter, the Canadian Actuarial Standards Board’s (“ASB”) revisions to the Canadian Actuarial Standards of Practice, issued in May 2014 and related to economic reinvestment assumptions used in the valuation of policy liabilities, will become effective. As noted previously, we estimate that the impact of these revisions will be a charge to net income of up to $200 million.

A4	Future changes to non-GAAP measures

Core earnings is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. It excludes the direct impact of changes in equity markets and interest rates as well as a number of other items that are considered material and exceptional in nature. Since we introduced this measure in 2012, we have included up to $200 million of favourable investment-related experience in core earnings per year. Recent investment–related experience has trended higher than the amount currently included in core earnings and, accordingly, we intend to increase the maximum annual amount included in core earnings to $400 million per year beginning in 2015.

Net income attributed to shareholders in accordance with U.S. GAAPand Total equity in accordance with U.S. GAAP – This is the last quarter we will be disclosing U.S. GAAP measures. In the past, we elected to report consolidated U.S. GAAP information because of our large U.S. domiciled investor base and for comparison purposes with our U.S. peers. In the aftermath of the financial crisis, presenting U.S. GAAP measures highlighted the significant impact of fair value accounting on our financial statements under International Financial Reporting Standards (“IFRS”). In 2012, we introduced a core earnings metric which also highlights such impact. This metric has gained acceptance with our stakeholders and, therefore, we will discontinue the use of consolidated U.S. GAAP information starting in 4Q14.

13	See “Caution regarding forward-looking statements” and “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation –Third Quarter 2014

B	FINANCIAL HIGHLIGHTS
	Quarterly Results			YTD Results
(C$ millions, unless otherwise stated, unaudited)	3Q 2014	2Q 2014	3Q 2013	2014	2013
Net income attributed to shareholders	$1,100	$943	$1,034	$2,861	$1,833
Preferred share dividends	(28)	(36)	(33)	(98)	(97)
Common shareholders’ net income	$1,072	$907	$1,001	$2,763	$1,736
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$755	$701	$704	$2,175	$1,932
Investment-related experience in excess of amounts included in core earnings	320	217	491	762	491
Core earnings plus investment-related experience in excess of amounts included in core earnings	$1,075	$918	$1,195	$2,937	$2,423
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	70	55	94	35	(255)
Changes in actuarial methods and assumptions	(69)	(30)	(252)	(139)	(356)
Other items (see section B1)	24	-	(3)	28	21
Net income attributed to shareholders	$1,100	$943	$1,034	$2,861	$1,833
Basic earnings per common share (C$)	$0.58	$0.49	$0.54	$1.49	$0.95
Diluted earnings per common share (C$)	$0.57	$0.49	$0.54	$1.48	$0.94
Diluted core earnings per common share (C$)(1)	$0.39	$0.36	$0.36	$1.11	$0.99
Return on common shareholders’ equity (“ROE”) (%)	14.8%	13.1%	16.8%	13.3%	10.1%
Core ROE (%)(1)	10.1%	9.6%	11.3%	10.0%	10.6%
U.S. GAAP net income (loss) attributed to shareholders(1)	$823	$906	$148	$3,890	$(889)
Sales(1) Insurance products(2)	$660	$587	$601	$1,784	$2,140
Wealth products	$11,742	$13,322	$11,299	$38,842	$37,440
Premiums and deposits(1) Insurance products	$6,455	$6,007	$6,057	$18,366	$18,380
Wealth products	$15,632	$18,959	$14,645	$54,123	$48,334
Funds under management (C$ billions)(1)	$663	$637	$575	$663	$575
Capital (C$ billions)(1)	$37.7	$35.8	$31.1	$37.7	$31.1
MLI’s MCCSR ratio	248%	243%	229%	248%	229%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)	Insurance sales have been adjusted to exclude Taiwan business, which was sold in 4Q13, for all periods.

 Manulife Financial Corporation –Third Quarter 2014

B1	Q3 and year-to-date earnings analysis

The table below reconciles core earnings to reported net income attributed to shareholders for 3Q14 and year-to-date.

	Quarterly Results			YTD Results
(C$ millions, unaudited)	3Q 2014	2Q 2014	3Q 2013	2014	2013
Core earnings(1)
Asia Division(2)	$273	$231	$242	$748	$694
Canadian Division(2)	243	232	268	703	672
U.S. Division(2)	342	329	361	1,045	1,144
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(107)	(92)	(135)	(334)	(368)
Expected cost of macro hedges(2)	(46)	(49)	(84)	(137)	(360)
Investment-related experience in core earnings(3)	50	50	52	150	150
Core earnings	$755	$701	$704	$2,175	$1,932
Investment-related experience in excess of amounts included in core earnings(3)	320	217	491	762	491
Core earnings plus investment-related experience in excess of amounts included in core earnings	$1,075	$918	$1,195	$2,937	$2,423
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (see table below)(3),(4)	70	55	94	35	(255)
Changes in actuarial methods and assumptions	(69)	(30)	(252)	(139)	(356)
Other items	24	-	(3)	28	21
Net income attributed to shareholders	$1,100	$943	$1,034	$2,861	$1,833

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)
The expected cost of the macro equity hedges is relative to our long-term valuation assumptions.  Of the $38 million decrease in expected macro hedging costs compared with 3Q13, approximately half was offset by an increase in dynamic hedging costs, primarily in Asia and the U.S.  The difference between the actual cost and the expected cost is included in the direct impact of equity markets and interest rates.

(3)
Net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of markets is separately reported.

(4)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including a quarterly ultimate reinvestment rate (“URR”) update for North America and for Japan, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of available-for-sale (“AFS”) bonds and derivative positions in the surplus segment. See table below for components of this item.

The quarterly gain (charge) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above is attributable to:

(C$ millions, unaudited)	3Q 2014	2Q 2014	3Q 2013
Direct impact of equity markets and variable annuity guarantee liabilities(1)	$(35)	$66	$306
Fixed income reinvestment rates assumed in the valuation of policy liabilities(2)	165	22	(77)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(15)	(8)	(72)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(45)	(25)	(63)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$70	$55	$94
Direct impact of equity markets and interest rates	$119	$6	$(66)

(1)	In 3Q14, gross equity exposure losses of $407 million were partially offset by net hedge gains of $372 million.

(2)	In 3Q14, the $165 million gain for fixed income reinvestment assumptions was driven by the increase in corporate spreads in the U.S.

 Manulife Financial Corporation –Third Quarter 2014

B2   Premiums and deposits14

Premiums and deposits for insurance products were $6.5 billion in 3Q14, an increase of 4% on a constant currency basis from 3Q13.  Strong sales in Asia and business growth in Canada were partially offset by the slowdown in the U.S. estate planning market.

Premiums and deposits for wealth products were $15.6 billion in 3Q14, an increase of $1 billion or 3% on a constant currency basis, compared with 3Q13.  Premiums and deposits increased 70% in Asia and were partially offset by a decline of 2% in Canada and 5% in the U.S.

B3	Funds under management14

Funds under management as at September 30, 2014 were a record $663 billion, an increase of $88 billion from September 30, 2013.  The increase was due to positive net flows in North American mutual fund businesses and increases in equity markets.

B4	Capital14

MFC’s total capital as at September 30, 2014 was $37.7 billion, an increase of $1.9 billion from June 30, 2014 and an increase of $6.6 billion from September 30, 2013.

B5 Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantee liabilities, each of which impacts net income (see section A1 above for discussion of third quarter experience).

Net realized and unrealized gains reported in investment income were $1.6 billion for 3Q14.  This amount was primarily driven by the mark-to-market impact of the decrease in interest rates on our bond and fixed income derivative holdings.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in the 2013 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using the current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.   We classify gains and losses by assumption type.  For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss).

14	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation –Third Quarter 2014

C	PERFORMANCE BY DIVISION

C1	Asia Division

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q 2014	2Q 2014	3Q 2013	3Q 2014	3Q 2013
Net income attributed to shareholders	$332	$337	$480	$911	$1,794
Core earnings(1)	273	231	242	748	694
Premiums and deposits	4,691	4,150	3,218	12,641	12,824
Funds under management (billions)	84.5	81.4	80.1	84.5	80.1
U.S. dollars
Net income attributed to shareholders	$305	$308	$463	$832	$1,761
Core earnings	251	212	233	684	677
Premiums and deposits	4,308	3,806	3,099	11,558	12,553
Funds under management (billions)	75.4	76.2	77.9	75.4	77.9

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Asia Division reported 3Q14 net income attributed to shareholders of US$305 million and core earnings of US$251 million compared with 3Q13 net income attributed to shareholders of US$463 million and core earnings of US$233 million. The decline in net income attributed to shareholders of US$158 million was driven by the direct impact of equity markets on variable annuity guarantee liabilities not dynamically hedged.

Core earnings increased US$41 million, or 17%, compared to 3Q13 after adjusting for the increased dynamic hedging costs (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment), the impact of changes in currency rates and the sale of our Taiwan insurance business in 4Q13.  The growth in core earnings was driven by higher sales volumes and margins, higher fee income on higher assets under management and favourable policyholder experience.

Year-to-date net income attributed to shareholders was US$832 million in 2014 compared with US$1,761 million for the same period of 2013.  The decline of US$929 million was primarily due to the benefit of US$1,062 million in 2013 related to the direct impact of equity markets on variable annuity guarantee liabilities not dynamically hedged.  Year-to-date core earnings in 2014 increased US$101 million, an increase of 15% after adjusting for the same items as in the paragraph above, reflecting strong new business and stable in-force growth, improved new business margins following pricing actions in 2013 and favourable policyholder experience.

Premiums and deposits in 3Q14 were US$4.3 billion, an increase of 42% on a constant currency basis compared with 3Q13.  Premiums and deposits for insurance products were US$1.7 billion, an increase of 16% compared with 3Q13 (adjusted to exclude the Taiwan Insurance business sold in 4Q13), driven by strong corporate product sales in Japan and in-force business growth in Hong Kong, Japan, Indonesia and China. Wealth management premiums and deposits of US$2.6 billion increased by 70% compared with 3Q13 reflecting improved market sentiment, higher Hong Kong pension deposits, as well as new product and fund launches in Japan and China.

Funds under management as at September 30, 2014 were US$75.4 billion, an increase of 1% on a constant currency basis compared with September 30, 2013.  Net policyholder cash inflows of US$2.2 billion and favourable market returns in the past 12 months were largely offset by the US$2 billion impact from the sale of our Taiwan insurance business as well as unfavorable currency movements.

C2	Canadian Division

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q 2014	2Q 2014	3Q 2013	3Q 2014	3Q 2013
Net income (loss) attributed to shareholders	$286	$267	$414	$930	$455
Core earnings(1)	243	232	268	703	672
Premiums and deposits	5,073	5,069	4,901	16,192	15,897
Funds under management (billions)	156.0	153.4	138.8	156.0	138.8

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Canadian Division reported 3Q14 net income attributed to shareholders of $286 million and core earnings of $243 million compared with 3Q13 net income attributed to shareholders of $414 million and core earnings of $268 million.  The decrease in net income was primarily attributable to a $130 million decline in market and investment-related experience.  Increases in core earnings were driven by in-force business growth, including higher fee income from our growing wealth management businesses, were more than offset by lower new business margins and the non-recurrence in 3Q14 of a release of tax provisions from the closure of prior years’ tax filings that benefited 3Q13.

Year-to-date net income attributed to shareholders was $930 million compared with $455 million for the same period of 2013. The increase of $475 million primarily relates to the combination of favourable investment-related experience for the first 9 months of 2014 and higher charges related to the direct impact of equity markets and interest rates for the corresponding period of 2013. Year-to-date core earnings of $703 million were $31 million higher than the first 9 months of 2013 reflecting business growth and improved claims experience partly offset by the release of tax provisions in 2013 noted above.

Premiums and deposits in 3Q14 were $5.1 billion, 4% higher than 3Q13, reflecting volatility in insurance single premiums.

Funds under management were a record $156.0 billion as at September 30, 2014, an increase of 12% from September 30, 2013 driven by business growth and the favourable impact of equity market appreciation and lower interest rates.

 Manulife Financial Corporation –Third Quarter 2014

C3	U.S. Division
($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q 2014	2Q 2014	3Q 2013	3Q 2014	3Q 2013
Net income attributed to shareholders	$679	$559	$928	$1,641	$2,083
Core earnings(1)	342	329	361	1,045	1,144
Premiums and deposits	11,342	12,947	11,473	37,688	34,911
Funds under management (billions)	376.9	360.5	319.9	376.9	319.9

U.S. dollars
Net income attributed to shareholders	$623	$513	$894	$1,502	$2,033
Core earnings	314	302	348	955	1,120
Premiums and deposits	10,415	11,873	11,046	34,434	34,125
Funds under management (billions)	336.3	337.7	311.0	336.3	311.0

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core loss.

U.S. Division reported 3Q14 net income attributed to shareholders of US$623 million and core earnings of US$314 million compared with 3Q13 net income attributed to shareholders of US$894 million and core earnings of US$348 million.  The majority of the decrease in net income relates to a gain in 3Q13 from a specific asset allocation activity.  The US$34 million decrease in core earnings was driven by unfavourable policyholder experience primarily in JH Life, compared with favourable experience in 3Q13, and increased dynamic hedging costs for which there is a corresponding decrease in macro hedging costs in the Corporate and Other segment.  In addition, the impact of higher equity markets and risk management activities leading to lower releases of provisions for adverse deviation on variable annuity business and lower new business gains in the Insurance business contributed to the decrease.  Partially offsetting these items were higher wealth management fee income due to higher asset levels and lower amortization of deferred acquisition costs due to the on-going run-off of variable annuity business.

Year-to-date net income attributed to shareholders was US$1,502 million in 2014 compared with US$2,033 million for the same period in 2013.  Year-to-date core earnings of US$955 million in 2014 were US$165 million lower than the first 9 months of 2013.  In addition to the items above, we reported unfavourable claims experience in 1Q14, more favourable tax related items in 2013 and less favourable market and investment-related experience in 2014.

Premiums and deposits for 3Q14 were US$10.4 billion, a decrease of 6% compared with 3Q13.  The decrease was driven by lower sales of mutual funds, lower annuity deposits, and lower life insurance premiums consistent with dampened sales partially offset by higher sales of 401(k) plans.

Funds under management as at September 30, 2014 were US$336.3 billion, up 8% from September 30, 2013 levels.  The increase was due to positive investment returns and strong net mutual fund sales partially offset by surrender and benefit payments in John Hancock Annuities.

C4	Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results			YTD Results
Canadian dollars	3Q 2014	2Q 2014	3Q 2013	3Q 2014	3Q 2013
Net loss attributed to shareholders	$(197)	$(220)	$(788)	$(621)	$(2,499)
Core loss (excl. macro hedges and core investment gains)(1)	$(107)	$(92)	$(135)	$(334)	$(368)
Expected cost of macro hedges	(46)	(49)	(84)	(137)	(360)
Investment-related experience included in core earnings	50	50	52	150	150
Total core loss	$(103)	$(91)	$(167)	$(321)	$(578)
Premiums and deposits	$981	$2,800	$1,110	$5,968	$3,082
Funds under management (billions)	45.1	42.0	35.8	45.1	35.8

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $197 million for 3Q14 compared to a net loss of $788 million for 3Q13.  The core loss was $103 million in 3Q14 compared to a core loss of $167 million in 3Q13.

 Manulife Financial Corporation –Third Quarter 2014

Charges in 3Q14 not included in core earnings totaled $94 million (3Q13 - $621 million):

•	$69 million net charge for changes in actuarial methods and assumptions (3Q13 - $252 million),

•	$15 million of realized losses on AFS bonds and interest rate swaps (3Q13 - $72 million), and

•	$50 million related to the total company offset included in core investment-related experience.

•	Partially offsetting these items were $29 million of net experience gains on macro hedges (3Q13 - $245 million net experience losses) and $11 million of other mark-to-market gains.

The core loss declined by $64 million from 3Q13 due to a decrease in the expected cost of macro hedging and lower interest expense on tax related items.

On a year-to-date basis the net loss attributed to shareholders was $621 million in 2014 compared to a net loss of $2,499 million for the same period of 2013.  The improvement primarily relates to lower macro hedging losses, lower realized losses on AFS bonds and related swaps and other mark-to-market items.  The year-to-date core loss of $321 million in 2014 was $257 million lower than the same period in 2013, primarily reflecting a decrease in the expected cost of macro hedging (note this is mostly offset by increased dynamic hedge costs in the operating divisions).

Premiums and deposits for 3Q14 of $981 million decreased from $1,110 million in 3Q13 due to the timing of inflows from institutional asset management clients.

Funds under management of $45.1 billion as at September 30, 2014 (September 30, 2013 – $35.8 billion) included record assets managed by Manulife Asset Management on behalf of institutional clients of $38.8 billion (2013 – $30.7 billion) and $11.3 billion (2013 – $7 billion) of the Company’s own funds, partially offset by a $5 billion (2013 – $1.9 billion) total company adjustment related to the reclassification of derivative positions from invested assets to other assets and liabilities.  The increase in the Company’s own funds includes the net cash proceeds in escrow from the issuance of common equity by way of offerings of approximately $2.26 billion of subscription receipts, net income earned over the period and the impact of the stronger U.S. dollar.

 Manulife Financial Corporation –Third Quarter 2014

D.	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2013 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS7, “Financial Instruments – Disclosures”.  Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

D1	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2013 Annual Report, guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D3 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at	September 30, 2014			December 31, 2013
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$5,935	$4,788	$1,174	$6,194	$5,161	$1,109
Guaranteed minimum withdrawal benefit	65,956	63,659	4,112	66,189	63,849	4,120
Guaranteed minimum accumulation benefit	15,624	19,548	42	16,942	20,581	94
Gross living benefits(2)	$87,515	$87,995	$5,328	$89,325	$89,591	$5,323
Gross death benefits(3)	12,226	10,914	1,339	12,490	11,230	1,413
Total gross of reinsurance and hedging	$99,741	$98,909	$6,667	$101,815	$100,821	$6,736
Living benefits reinsured	$5,171	$4,194	$994	$5,422	$4,544	$942
Death benefits reinsured	3,562	3,349	559	3,601	3,465	564
Total reinsured	$8,733	$7,543	$1,553	$9,023	$8,009	$1,506
Total, net of reinsurance	$91,008	$91,366	$5,114	$92,792	$92,812	$5,230

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at September 30, 2014 was $5,114 million (December 31, 2013 – $5,230 million) of which: US$3,404 million (December 31, 2013 – US$3,124 million) was on our U.S. business, $757 million (December 31, 2013 – $1,248 million) was on our Canadian business, US$202 million (December 31, 2013 – US$335 million) was on our Japan business and US$282 million (December 31, 2013 – US$285  million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts, net of reinsurance, was $5.1 billion at September 30, 2014 compared with $5.2 billion at December 31, 2013.

The policy liabilities established for variable annuity and segregated fund guarantees were $3,245 million at September 30, 2014 (December 31, 2013 - $1,197 million).  For non-dynamically hedged business, policy liabilities increased from $589 million at December 31, 2013 to $693 million at September 30, 2014. For the dynamically hedged business, the policy liabilities increased from $608 million at December 31, 2013 to $2,552 million at September 30, 2014. The increase in the total policy liabilities for variable annuity and segregated fund guarantees since December 31, 2013 is mainly due to the decline in yield curves and, in the case of dynamically hedged business, is also due to the decrease in swap rates in North America.

D2	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI’s MCCSR ratio will be as indicated.

 Manulife Financial Corporation –Third Quarter 2014

D3	Publicly traded equity performance risk

As outlined in our 2013 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 48 and 49 of our 2013 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities.  It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

This disclosure has been simplified in 2014 to exclude the impact of assuming that the change in the value of dynamic hedge assets completely offsets the change in dynamically hedged variable annuity guarantees, and now shows the impact of macro and dynamic hedge assets in aggregate.

Potential impact on net income attributed to shareholders arising from changes to public equities (1)

As at September 30, 2014
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,620)	$(2,660)	$(1,110)	$730	$1,200	$1,490
Asset based fees	(350)	(230)	(120)	120	230	350
General fund equity investments(3)	(570)	(380)	(180)	180	370	570
Total underlying sensitivity before hedging	$(5,540)	$(3,270)	$(1,410)	$1,030	$1,800	$2,410
Impact of macro and dynamic hedge assets(4)	$3,750	$2,130	$930	$(800)	$(1,380)	$(1,830)
Net potential impact on net income after impact of hedging	$(1,790)	$(1,140)	$(480)	$230	$420	$580

As at December 31, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,120)	$(2,310)	$(960)	$610	$1,060	$1,380
Asset based fees	(310)	(210)	(110)	110	210	310
General fund equity investments(3)	(420)	(280)	(130)	140	280	430
Total underlying sensitivity before hedging	$(4,850)	$(2,800)	$(1,200)	$860	$1,550	$2,120
Impact of macro and dynamic hedge assets(4)	$3,510	$1,880	$770	$(680)	$(1,160)	$(1,510)
Net potential impact on net income after impact of hedging	$(1,340)	$(920)	$(430)	$180	$390	$610

(1)	See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program.  The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected, among other factors.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
September 30, 2014	(23)	(12)	(4)	2	15	17
December 31, 2013	(14)	(8)	(4)	13	25	25

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

 Manulife Financial Corporation –Third Quarter 2014

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	September 30,	December 31,
(C$ millions)	2014	2013
For variable annuity guarantee dynamic hedging strategy	$9,600	$7,500
For macro equity risk hedging strategy	3,000	2,000
Total	$12,600	$9,500

D4	Interest rate and spread risk

At September 30, 2014, we estimated the sensitivity of our net income attributed to shareholders to a 100 basis point parallel decline in interest rates to be a charge of $700 million, and to a 100 basis point increase in interest rates to be a benefit of $300 million. The $300 million increase in sensitivity to a 100 basis point decline in interest rates from December 31, 2013 was primarily attributable to interest rate movements during 2014 as well as updates to our valuation assumptions as a result of our annual review of actuarial methods and assumptions.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point change in interest rates includes any associated change in the applicable prescribed reinvestment scenario, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. Furthermore, the reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates.  For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 1% parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	September 30, 2014				December 31,2013
As at	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(700)		$300		$(400)		$-
From fair value changes in AFS fixed income assets held in surplus, if realized	700		(600)		600		(600)
MLI's MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(16)		13		(13)		18
From fair value changes in AFS fixed income assets held in surplus, if realized	4		(5)		4		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value changes in AFS fixed income assets is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for 10 of the 16 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

 Manulife Financial Corporation –Third Quarter 2014

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
(C$ millions)	September 30, 2014	December 31, 2013
Corporate spreads(4)
Increase 50 basis points	$500	$400
Decrease 50 basis points	(500)	(400)
Swap spreads
Increase 20 basis points	$(500)	$(400)
Decrease 20 basis points	500	400

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear. The potential earnings impact of a 50 basis point decline in corporate spreads related to the impact of the scenario change was not significant at September 30, 2014 and was not significant at December 31, 2013.  The $100 million increase in sensitivity to corporate spreads was primarily attributable to interest rate and corporate spread movements during 2014.  The $100 million increase in sensitivity to swap spreads was primarily attributable to interest rate and swap spread movements during 2014.

Alternative Long-Duration Asset (“ALDA”) Performance Risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4)

As at	September 30, 2014		December 31, 2013
(C$ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,200)	$1,200	$(1,000)	$1,000
Private equities and other alternative long-duration assets	(1,100)	1,100	(900)	800
Alternative long-duration assets	$(2,300)	$2,300	$(1,900)	$1,800

(1)	See “Caution Related to Sensitivities” above.
(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA, weightings; (ii) any gains or losses on ALDA  held in the Corporate and Other segment; or (iii) any gains or losses on ALDA held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.
(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.

The increased sensitivity from December 31, 2013 to September 30, 2014 is related to the impact of the decrease in risk free rates in some jurisdictions during the period, decreasing the rate at which funds can be reinvested, as well as the increase in market value of the ALDA, due to investment activities and positive investment returns.

E	ACCOUNTING MATTERS AND CONTROLS

E1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2013. The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 67 to 75 of our 2013 Annual Report.

E2	Actuarial methods and assumptions

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset-related and liability-related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience and margins that are appropriate for the risks assumed.  While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the valuation assumptions, which could be material.

The quantification of the impact of the 2014 comprehensive review of valuation methods and assumptions is as of July 1, 2014 for all lines of business.

 Manulife Financial Corporation –Third Quarter 2014

In the third quarter of 2014, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $62 million, net of reinsurance. Net of the income attributed to participating policyholders and non-controlling interests, net income attributed to shareholders decreased by $69 million post-tax.

For the quarter ended September 30, 2014	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders
Assumption (C$ millions)	Increase (decrease)	Increase (decrease)
Mortality and morbidity updates	$(113)	$99
Lapses and policyholder behaviour	425	(329)
Updates to actuarial standards
Segregated fund bond calibration	217	(157)
Other updates	(467)	318
Net impact	$62	$(69)

Updates to mortality and morbidity
Mortality assumptions were updated across several business units to reflect recent experience. Updates to our Canadian Retail Insurance mortality led to a $273 million increase in net income attributed to shareholders. Other mortality and morbidity updates led to a $136 million increase to net income attributed to shareholders, and were primarily from our JH Annuities business where in aggregate we benefited from updates to mortality assumptions. These were partially offset by updates in JH Life insurance, primarily for policies issued at older ages, which led to a $310 million decrease in net income attributed to shareholders.

Updates to lapses and policyholder behaviour
Lapse rates for several of our Canadian Retail Insurance non-participating whole life and universal life products were updated to reflect recent experience which led to a $224 million decrease in net income attributed to shareholders.

Other updates to lapse and policyholder behaviour assumptions were made across several business units including Indonesia, and Canadian and U.S. variable annuities to reflect updated experience results which led to a $105 million decrease in net income attributed to shareholders.

Updates to actuarial standards
Updates to actuarial standards related to bond parameter calibration for stochastic models used to value segregated fund liabilities resulted in a $157 million decrease in net income attributed to shareholders.

Other updates
The Company performed an in depth review of the modelling of future tax cash flows for its U.S. insurance business and this review resulted in improvements to the modeling resulting in an increase in net income attributed to shareholders of $489 million.

The Company made a number of model refinements related to the projection of both asset and liability cash flows across several business units which led to a $171 million decrease in net income attributed to shareholders.

E3	Sensitivity of policy liabilities to updates and assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.  The estimated potential impact on net income for the next 5 years and the following 5 years from changes in the fixed income URR driven by changes in risk free rates is not shown here. After the implementation of the revised actuarial standards of practice relating to reinvestment assumptions in 4Q14, we do not anticipate that there will be any further impact on net income due to changes in fixed income URR15

15	See “Caution related to forward-looking statements” below.

 Manulife Financial Corporation –Third Quarter 2014

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

As at	Increase (decrease) in after-tax income
(C$ millions)	September 30, 2014		December 31, 2013
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$400	$(400)	$400	$(400)
100 basis point change in future annual returns for alternative long-duration assets(2)	4,700	(4,500)	3,800	(3,700)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(200)	200	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $100 million increase (December 31, 2013 – $200 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (December 31, 2013 – $200 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
ALDA include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.  The increase of $900 million in sensitivity from December 31, 2013 to September 30, 2014 is related to the impact of the decrease in risk free rates in some jurisdictions during the period, decreasing the rate at which funds can be reinvested, as well as the increase in market value of the ALDA, due to investment activities and positive investment returns.

(3)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.25% and 18.4%.

E4	Accounting and reporting changes

Topic	Effective Date	Recognition / Measurement / Presentation	Impact / Expected Impact
Future Accounting Changes
Annual Improvements 2012-2014 cycle	Jan 1, 2016	Measurement and Presentation	Not significant
IFRS 10 "Consolidated Financial Statements" and IAS 28 "Investments in Associates and Joint Ventures"	Jan 1, 2016	Recognition	Not significant

E5	U.S. GAAP results

Net income attributed to shareholders in accordance with U.S. GAAP16 for 3Q14 was $823 million, compared with net income attributed to shareholders of $1,100 million under IFRS. As we are no longer reconciling our financial results under IFRS and U.S. GAAP within our Consolidated Financial Statements, net income attributed to shareholders in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net income attributed to shareholders in accordance with U.S. GAAP for 3Q14 follows, with major differences expanded upon below:

For the quarters ended September 30,	Quarterly Results
(C$ millions, unaudited)	2014	2013
Net income attributed to shareholders in accordance with IFRS	$1,100	$1,034
Key earnings differences:
Variable annuity guarantee liabilities and related dynamic hedges(1)	$221	$(635)
Impact of mark-to-market accounting and investing activities on investment income and policy liabilities(2)	(10)	(394)
New business differences including acquisition costs(3)	(223)	(210)
Changes in actuarial methods and assumptions(4)	(335)	175
Other differences	70	178
Total earnings difference	$(277)	$(886)
Net income attributed to shareholders in accordance with U.S. GAAP	$823	$148

(1)
IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees. The U.S. GAAP accounting results in an accounting mismatch between the hedge assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis. Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability. In 3Q14, we reported a net gain of $178 million (3Q13 – charge of $169 million) in our total variable annuity businesses under U.S. GAAP compared with a charge of $43 million under IFRS (3Q13 – gain of $466 million). Under both accounting bases we reported charges on our macro hedging program of $17 million in 3Q14 (3Q13 – $329 million).

(2)
Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The 3Q14 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net gain of $455 million (3Q13 – $416 million) compared with U.S. GAAP net realized gains and other investment-related gains of $445 million (3Q13 – $22 million).

(3)
Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

(4)
The charge recognized under IFRS from changes in actuarial methods and assumptions of $69 million in 3Q14 (3Q13 – $252 million) compared to a charge of $404 million (3Q13 –$77 million) on a U.S. GAAP basis.

16	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below. See also section A4 “Future changes to non-GAAP measures” above.

 Manulife Financial Corporation –Third Quarter 2014

Total equity in accordance with U.S. GAAP17 as at September 30, 2014 was approximately $13.5 billion higher than under IFRS. Of this difference, approximately $7 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the recording of net unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship in Accumulated Other Comprehensive Income (“AOCI”) under U.S. GAAP partially offset by the impact of currency translation on net foreign operations.

E6	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,
(C$ millions, except per share amounts or otherwise stated, unaudited)	2014	2014	2014	2013	2013	2013	2013	2012(1)
Revenue
Premium income
Life and health insurance	$4,072	$3,786	$3,696	$3,956	$3,879	$3,681	$3,837	$4,335
Annuities and pensions	569	446	465	592	490	495	580	488
Net premium income prior to FDA coinsurance(2)	$4,641	$4,232	$4,161	$4,548	$4,369	$4,176	$4,417	$4,823
Premiums ceded relating to FDA coinsurance(2)	-	-	-	-	-	-	-	(2)
Investment income	2,618	2,825	2,684	2,637	2,483	2,345	2,405	2,520
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(3)	1,561	4,093	5,256	(2,788)	(2,513)	(9,355)	(2,961)	(2,075)
Other revenue	2,215	2,119	2,135	2,645	1,966	2,324	1,974	1,679
Total revenue	$11,035	$13,269	$14,236	$7,042	$6,305	$(510)	$5,835	$6,945
Income (loss) before income taxes	$1,392	$1,211	$937	$1,854	$1,118	$205	$570	$1,091
Income tax (expense) recovery	(287)	(234)	(133)	(497)	(172)	103	(15)	14
Net income	$1,105	$977	$804	$1,357	$946	$308	$555	$1,105
Net income attributed to shareholders	$1,100	$943	$818	$1,297	$1,034	$259	$540	$1,077
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(4)	$755	$701	$719	$685	$704	$609	$619	$554
Other items to reconcile net income attributed to shareholders core earnings(5):
Investment-related experience in excess of amounts included in core earnings	320	217	225	215	491	(97)	97	321
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	70	55	(90)	(81)	94	(242)	(107)	82
Impact of in-force product changes and recapture of reinsurance treaties	24	-	-	261	-	-	-	-
Change in actuarial methods and assumptions	(69)	(30)	(40)	(133)	(252)	(35)	(69)	(87)
Disposition of Taiwan insurance business	-	-	-	350	-	-	-	-
Tax items and restructuring charge related to organizational design	-	-	4	-	(3)	24	-	207
Net income attributed to shareholders	$1,100	$943	$818	$1,297	$1,034	$259	$540	$1,077
Basic earnings per common share	$0.58	$0.49	$0.42	$0.69	$0.54	$0.12	$0.28	$0.57
Diluted earnings per common share	$0.57	$0.49	$0.42	$0.68	$0.54	$0.12	$0.28	$0.57
Segregated funds deposits	$5,509	$5,587	$6,776	$5,756	$5,321	$5,516	$6,466	$5,728
Total assets (in billions)	$555	$536	$539	$514	$498	$498	$498	$485
Weighted average common shares (in millions)	1,859	1,854	1,849	1,844	1,839	1,834	1,828	1,822
Diluted weighted average common shares (in millions)	1,883	1,878	1,874	1,869	1,864	1,860	1,856	1,854
Dividends per common share	$0.155	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to US$1 - Statement of Financial Position	1.1208	1.0676	1.1053	1.0636	1.0285	1.0512	1.0156	0.9949
CDN$ to US$1 - Statement of Income	1.0890	1.0905	1.1031	1.0494	1.0386	1.0230	1.0083	0.9914

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

(2)
On June 29, 2012 and September 25, 2012 the Company entered into coinsurance agreements to reinsure 89 per cent of its book value fixed deferred annuity (“FDA”) business. Under the terms of the agreements, the Company will maintain responsibility for servicing of the policies and managing some of the assets and has retained the remaining exposure.

(3)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

(4)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(5)
For explanations of other items, see “Q3 and year-to-date earnings analysis” table in section B “Financial Highlights” and for an operating segment split of these items see the 8 quarter trend tables in section F3 “Performance and Non-GAAP Measures” which reconcile net income attributed to shareholders to core earnings.

E7	Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the 9 months ended September 30, 2014, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

E8	Audit Committee

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

17	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below. See also section A4 “Future changes to non-GAAP measures” above.

 Manulife Financial Corporation –Third Quarter 2014

F	Other

F1	Quarterly dividend

On November 12, 2014, our Board of Directors approved a quarterly shareholders’ dividend of $0.155 per share on the common shares of MFC, payable on and after December 19, 2014 to shareholders of record at the close of business on November 25, 2014.

The Board of Directors also approved, in respect of MFC’s December 19, 2014 common share dividend payment date and pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, that the required common shares be purchased on the open market.  The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2014 to shareholders of record at the close of business on November 25, 2014:

Class A Shares Series 1 – $0.25625 per share	Class 1 Shares Series 9 – $0.275 per share
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 11 – $0.25 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 3 – $0.2625 per share	Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 5 – $0.275 per share	Class 1 Shares Series 17 - $0.336575 per share
Class 1 Shares Series 7 – $0.2875 per share

F2	Outstanding shares – selected information

Class A Shares Series 1
As at November 7, 2014, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

Common Shares
As at November 7, 2014 MFC had 1,864 million common shares outstanding.

F3	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings (Loss); Net Income Attributed to Shareholders in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Diluted Core Earnings Per Common Share; Constant Currency Basis; Earnings Per Share (“EPS”) excluding Transition and Integration Costs; Assets under Management (“AUM”); Assets under Administration (“AUA”); Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value; and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income Attributed to Shareholders in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed18.

18	See section A4 “Future changes to non-GAAP measures” above.

 Manulife Financial Corporation –Third Quarter 2014

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.

6.	Up to $200 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities, consisting of:

▪
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

▪	Gains (charges) on variable annuity guarantee liabilities that are not dynamically hedged.

▪	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

▪
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

▪
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

▪	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
Net favourable investment-related experience in excess of $200 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of favourable investment-related experience reported since 1Q07.

3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4.	Changes in actuarial methods and assumptions.

5.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

6.	Goodwill impairment charges.

7.	Gains or losses on disposition of a business.

8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9.	Tax on the above items.

10.	Impact of enacted or substantially enacted income tax rate changes.

 Manulife Financial Corporation –Third Quarter 2014

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
(C$ millions, unaudited)	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
	2014		2014		2014		2013		2013		2013		2013		2012	(1)
Core earnings (loss)
Asia Division	$273		$231		$244		$227		$242		$226		$226		$180
Canadian Division	243		232		228		233		268		225		179		233
U.S. Division	342		329		374		366		361		343		440		293
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(107)		(92)		(135)		(138)		(135)		(105)		(128)		(62)
Expected cost of macro hedges	(46)		(49)		(42)		(53)		(84)		(128)		(148)		(140)
Investment-related experience included in core earnings	50		50		50		50		52		48		50		50
Total core earnings	$755		$701		$719		$685		$704		$609		$619		$554
Investment-related experience in excess of amounts included in core earnings	320		217		225		215		491		(97)		97		321
Core earnings plus investment- related experience in excess of amounts included in core earnings	$1,075		$918		$944		$900		$1,195		$512		$716		$875
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	70		55		(90)		(81)		94		(242)		(107)		82
Impact of in-force product changes and recapture of reinsurance treaties	24		-		-		261		-		-		-		-
Change in actuarial methods and assumptions	(69)		(30)		(40)		(133)		(252)		(35)		(69)		(87)
Disposition of Taiwan insurance business	-		-		-		350		-		-		-		-
Tax items and restructuring charge related to organizational design	-		-		4		-		(3)		24		-		207
Net income attributed to shareholders	$1,100		$943		$818		$1,297		$1,034		$259		$540		$1,077
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$(35)		$66		$(71)		$105		$306		$(196)		$243		$412
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	165		22		9		(105)		(77)		151		(245)		(290)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(15)		(8)		(3)		(55)		(72)		(127)		(8)		(40)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(45)		(25)		(25)		(26)		(63)		(70)		(97)		-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$70		$55		$(90)		$(81)		$94		$(242)		$(107)		$82

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

 Manulife Financial Corporation –Third Quarter 2014

Asia Division

	Quarterly Results
(C$ millions, unaudited)	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
	2014		2014		2014		2013		2013		2013		2013		2012
Asia Division core earnings	$273		$231		$244		$227		$242		$226		$226		$180
Investment-related experience in excess of amounts included in core earnings	27		18		19		(5)		(4)		(18)		43		33
Core earnings plus investment- related experience in excess of amounts included in core earnings	$300		$249		$263		$222		$238		$208		$269		$213
Other items to reconcile core earnings to net income attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	32		88		(25)		85		242		178		659		469
Recapture of reinsurance treaty and tax items	-		-		-		68		-		-		-		-
Disposition of Taiwan insurance business	-		-		-		350		-		-		-		-
Tax items	-		-		4		-		-		-		-		-
Net income attributed to shareholders	$332		$337		$242		$725		$480		$386		$928		$682

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
	2014		2014		2014		2013		2013		2013		2013		2012
Canadian Division core earnings	$243		$232		$228		$233		$268		$225		$179		$233
Investment-related experience in excess of amounts included in core earnings	19		46		135		106		135		(88)		(187)		(31)
Core earnings plus investment- related experience in excess of amounts included in core earnings	$262		$278		$363		$339		$403		$137		$(8)		$202
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	-		(11)		14		34		14		(34)		(54)		49
Recapture of reinsurance treaty and tax items	24		-		-		-		(3)		-		-		-
Net income (loss) attributed to shareholders	$286		$267		$377		$373		$414		$103		$(62)		$251

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
	2014		2014		2014		2013		2013		2013		2013		2012	(1)
U.S. Division core earnings	$342		$329		$374		$366		$361		$343		$440		$293
Investment-related experience in excess of amounts included in core earnings	319		206		111		161		404		65		263		367
Core earnings plus investment- related experience in excess of amounts included in core earnings	$661		$535		$485		$527		$765		$408		$703		$660
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	18		24		(82)		105		163		21		23		(104)
Impact of in-force product changes and recapture of reinsurance treaties	-		-		-		193		-		-		-		-
Tax items	-		-		-		-		-		-		-		170
Net income attributed to shareholders	$679		$559		$403		$825		$928		$429		$726		$726

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

 Manulife Financial Corporation –Third Quarter 2014

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q
	2014		2014		2014		2013		2013		2013		2013		2012	(1)
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains)	$(107)		$(92)		$(135)		$(138)		$(135)		$(105)		$(128)		$(62)
Expected cost of macro hedges	(46)		(49)		(42)		(53)		(84)		(128)		(148)		(140)
Investment-related experience included in core earnings	50		50		50		50		52		48		50		50
Total core loss	$(103)		$(91)		$(127)		$(141)		$(167)		$(185)		$(226)		$(152)
Investment-related experience in excess of amounts included in core earnings	(45)		(53)		(40)		(47)		(44)		(56)		(22)		(48)
Core loss plus investment-related experience in excess of amounts included in core earnings	$(148)		$(144)		$(167)		$(188)		$(211)		$(241)		$(248)		$(200)
Other items to reconcile core earnings (losses) to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	20		(46)		3		(305)		(325)		(407)		(735)		(332)
Changes in actuarial methods and assumptions	(69)		(30)		(40)		(133)		(252)		(35)		(69)		(87)
Tax items and restructuring charge related to organizational design	-		-		-		-		-		24		-		37
Net loss attributed to shareholders	$(197)		$(220)		$(204)		$(626)		$(788)		$(659)		$(1,052)		$(582)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

Net income (loss) attributed to shareholders in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We considered this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We considered this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia) and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2014.

Earnings Per Share (“EPS”) excluding Transition and Integration Costs is a non-GAAP measure of the Company’s profitability.  It shows what the earnings per common share would be excluding transition and integration costs which are one-time costs.

Assets under management (“AUM”) is a non-GAAP measure of the size of the Company’s Canadian mutual fund business.  It represents the assets managed by the Company, on behalf of mutual fund clients, on a discretionary basis for which the Company earns investment management fees.

Assets under administration (“AUA”) is a non-GAAP measure of the size of the Company’s Canadian group pension business.  It represents the asset base on which the Company provides administrative services such as recordkeeping, custodial and customer reporting services.

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money, (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts,  (vi) premium equivalents for “administration services only” group benefits contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

 Manulife Financial Corporation –Third Quarter 2014

Premiums and deposits	Quarterly Results
(C$ millions)	3Q 2014	2Q 2014	3Q 2013
Net premium income	$4,641	$4,232	$4,369
Deposits from policyholders	5,509	5,587	5,321
Premiums and deposits per financial statements	$10,150	$9,819	$9,690
Investment contract deposits	15	9	9
Mutual fund deposits	8,982	10,524	8,111
Institutional advisory account deposits	962	2,743	1,089
ASO premium equivalents	736	775	723
Group Benefits ceded premiums	1,132	991	981
Other fund deposits	110	105	99
Total premiums and deposits	$22,087	$24,966	$20,702
Currency impact	-	(38)	709
Constant currency premiums and deposits	$22,087	$24,928	$21,411

Funds under management is a non-GAAP measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management
As at	Quarterly Results
(C$ millions)	September 30, 2014	June 30, 2014	September 30, 2013
Total invested assets	$257,842	$244,129	$229,221
Segregated funds net assets	250,406	247,186	226,975
Funds under management per financial statements	$508,248	$491,315	$456,196
Mutual funds	111,600	105,147	81,049
Institutional advisory accounts (excluding segregated funds)	36,498	35,210	28,686
Other funds	6,185	5,588	8,721
Total funds under management	$662,531	$637,260	$574,652
Currency impact	-	19,987	33,287
Constant currency funds under management	$662,531	$657,247	$607,939

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at	Quarterly Results
(C$ millions)	September 30, 2014	June 30, 2014	September 30, 2013
Total equity	$32,596	$30,780	$26,881
Add AOCI loss on cash flow hedges	159	136	115
Add liabilities for preferred shares and capital instruments	4,909	4,884	4,119
Total capital	$37,664	$35,800	$31,115

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in 3Q14 were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.50%	9.00%	6.25%
Jurisdictional income tax rate	26.5%	35%	16.5%	30.78%
Foreign exchange rate	n/a	1.088969	0.140491	0.010471
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

 Manulife Financial Corporation –Third Quarter 2014

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; and, college savings 529 plans. Sales also include bank loans and mortgages authorized in the period.  As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts are not reported as sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider.  Total sales include both new regular and single premiums and deposits.  Sales include the impact of the addition of a new division or of a new product to an existing client.

F4	Key planning assumptions and uncertainties

Manulife’s 2016 management objectives19 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long-term assumptions, and favourable investment-related experience included in core earnings.

F5	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the anticipated benefits and costs of the acquisition of the Canadian-based operations of Standard Life plc, the anticipated effect of the acquisition on Manulife’s strategy, operations and financial performance, including its EPS, earnings capacity, capital and MCCSR ratio, dividends, financial leverage, 2016 management objectives for core earnings and Core ROE, products, services and capabilities, earnings contributions, cost savings and transition and integration costs, revenue synergies, statements with respect to the financing structure for the acquisition and the completion of and timing for completion of the acquisition, statements with respect to our 2016 management objectives for core earnings and core ROE, and statements with respect to the potential impact of revisions to the Canadian Actuarial Standards Board standard related to economic reinvestment assumptions used in the valuation of insurance and investment contract liabilities.

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including that: the acquisition financing is completed as outlined in this document; that the acquisition will be completed in the first quarter of 2015; estimates for 2015 and 2016 EPS; estimated after-tax cost savings, including estimated savings as a result of synergies from areas such as information technology, real estate and personnel costs; estimated integration costs; revenue synergies increasing over time; and, in the case of MFC’s 2016 management objectives for core earnings and core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2013 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements.

Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2013 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our or Standard Life Financial Inc.’s or Standard Life Investments Inc.’s insurance subsidiary’s financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels, including through our proposed collaboration arrangements with Standard Life plc; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses, including with respect to the acquisition of the Canadian-based operations of Standard Life plc; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models

19	See “Caution regarding forward-looking statements” below.

 Manulife Financial Corporation –Third Quarter 2014

used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose, including with respect to the acquisition and integration of Standard Life Financial Inc. and Standard Life Investments Inc. and their subsidiaries; the failure to realize some or all of the expected benefits of the acquisition of the Canadian-based operations of Standard Life plc; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

There can be no assurance that the proposed acquisition of the Canadian-based operations of Standard Life plc will occur or that the anticipated benefits and effects of the acquisition will be realized. The acquisition is subject to various regulatory approvals, including from the Canadian Minister of Finance and certain securities regulatory authorities, and the fulfillment of certain conditions and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met. The proposed acquisition could be modified, restructured or terminated.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations if the acquisition is completed, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

The pro forma financial information set forth in this document should not be considered to be what the actual financial position or other results of operations would have necessarily been had MFC, Standard Life Financial Inc. and Standard Life Investments Inc. operated as a single combined company as at, or for, the periods stated.

 Manulife Financial Corporation –Third Quarter 2014

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	September 30, 2014	December 31, 2013
Assets
Cash and short-term securities (note 10)	$17,971	$13,630
Debt securities	129,586	114,957
Public equities	14,074	13,075
Mortgages	38,638	37,558
Private placements	22,100	21,015
Policy loans	7,720	7,370
Loans to bank clients	1,786	1,901
Real estate	10,204	9,708
Other invested assets	15,763	13,495
Total invested assets (note 3)	$257,842	$232,709
Other assets
Accrued investment income	$1,901	$1,813
Outstanding premiums	749	734
Derivatives (note 4)	13,385	9,673
Reinsurance assets	18,052	17,443
Deferred tax assets	3,188	2,763
Goodwill and intangible assets	5,393	5,298
Miscellaneous	4,408	3,324
Total other assets	$47,076	$41,048
Segregated funds net assets (note 15)	$250,406	$239,871
Total assets	$555,324	$513,628
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 6)	$216,683	$193,242
Investment contract liabilities (note 6)	2,568	2,524
Deposits from bank clients	19,781	19,869
Derivatives (note 4)	8,367	8,929
Deferred tax liabilities	1,343	617
Other liabilities	12,614	10,383
	$261,356	$235,564
Long-term debt (note 8)	3,843	4,775
Liabilities for preferred shares and capital instruments (note 9)	4,909	4,385
Liabilities for subscription receipts (note 10)	2,214	-
Segregated funds net liabilities (note 15)	250,406	239,871
Total liabilities	$522,728	$484,595
Equity
Preferred shares (note 11)	$2,447	$2,693
Common shares (note 11)	20,548	20,234
Contributed surplus	266	256
Shareholders' retained earnings	7,301	5,294
Shareholders' accumulated other comprehensive income (loss) on:
Pension and other post-employment plans	(462)	(452)
Available-for-sale securities	619	324
Cash flow hedges	(159)	(84)
Translation of foreign operations	1,481	258
Total shareholders' equity	$32,041	$28,523
Participating policyholders' equity	96	134
Non-controlling interests	459	376
Total equity	$32,596	$29,033
Total liabilities and equity	$555,324	$513,628
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Donald A. Guloien	Richard B. DeWolfe
President and Chief Executive Officer	Chairman of the Board of Directors

 Manulife Financial Corporation –Third Quarter 2014

Consolidated Statements of Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2014	2013	2014	2013
Revenue
Premium income
Gross premiums	$6,507	$6,130	$18,485	$18,544
Premiums ceded to reinsurers	(1,866)	(1,761)	(5,451)	(5,582)
Net premiums	$4,641	$4,369	$13,034	$12,962
Investment income (note 3)
Investment income	$2,618	$2,483	$8,127	$7,233
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	1,561	(2,513)	10,910	(14,829)
Net investment income (loss)	$4,179	$(30)	$19,037	$(7,596)
Other revenue	$2,215	$1,966	$6,469	$6,264
Total revenue	$11,035	$6,305	$38,540	$11,630
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	$5,111	$4,604	$15,044	$14,029
Change in insurance contract liabilities	2,875	(898)	16,053	(8,767)
Change in investment contract liabilities	40	52	80	121
Benefits and expenses ceded to reinsurers	(1,668)	(1,660)	(4,979)	(4,808)
Change in reinsurance assets	369	383	244	1,001
Net benefits and claims	$6,727	$2,481	$26,442	$1,576
General expenses	1,184	1,097	3,431	3,341
Investment expenses	304	288	992	840
Commissions	1,065	983	3,095	2,875
Interest expense	284	265	822	868
Net premium taxes	79	73	218	237
Total contract benefits and expenses	$9,643	$5,187	$35,000	$9,737
Income before income taxes	$1,392	$1,118	$3,540	$1,893
Income tax expense	(287)	(172)	(654)	(84)
Net income	$1,105	$946	$2,886	$1,809
Net income (loss) attributed to:
Non-controlling interests	$9	$20	$64	$36
Participating policyholders	(4)	(108)	(39)	(60)
Shareholders	1,100	1,034	2,861	1,833
	$1,105	$946	$2,886	$1,809
Net income attributed to shareholders	$1,100	$1,034	$2,861	$1,833
Preferred share dividends	(28)	(33)	(98)	(97)
Common shareholders' net income	$1,072	$1,001	$2,763	$1,736
Earnings per share:
Basic earnings per common share (note 11)	$0.58	$0.54	$1.49	$0.95
Diluted earnings per common share (note 11)	0.57	0.54	1.48	0.94
Dividends per common share	0.155	0.130	0.415	0.390
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation –Third Quarter 2014

Consolidated Statements of Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2014	2013	2014	2013
Net income	$1,105	$946	$2,886	$1,809
Other comprehensive income ("OCI") (loss), net of tax
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$(9)	$11	$(10)	$(12)
Real estate revaluation reserve	-	-	1	-
Total items that will not be reclassified to net income	$(9)	$11	$(9)	$(12)
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	$1,046	$(528)	$1,198	$382
Net investment hedges	(43)	18	25	(20)
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	61	(13)	449	(246)
Reclassification of net realized (gains) losses and impairments to net income	(50)	41	(154)	107
Cash flow hedges:
Unrealized gains (losses) arising during the period	(25)	14	(82)	64
Reclassification of realized losses to net income	2	2	7	6
Share of other comprehensive income of associates	-	-	4	-
Total items that may be subsequently reclassified to net income	$991	$(466)	$1,447	$293
Other comprehensive income (loss), net of tax	$982	$(455)	$1,438	$281
Total comprehensive income, net of tax	$2,087	$491	$4,324	$2,090
Total comprehensive income (loss) attributed to:
Non-controlling interests	$13	$20	$68	$36
Participating policyholders	(4)	(108)	(38)	(60)
Shareholders	2,078	579	4,294	2,114

Income Taxes included in Other Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2014	2013	2014	2013
Income tax (recovery) expense on
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$(6)	$3	$(6)	$(9)
Real estate revaluation reserve	-	-	1	-
Total items that will not be reclassified to net income	$(6)	$3	$(5)	$(9)
Items that may be subsequently reclassified to net income:
Unrealized foreign exchange gains/losses on translation of foreign operations	$3	$(1)	$7	$(5)
Unrealized foreign exchange gains/losses on net investment hedges	(16)	7	9	(6)
Unrealized gains/losses on available-for-sale financial securities	4	(6)	113	(57)
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(3)	-	(50)	53
Unrealized gains/losses on cash flow hedges	(13)	8	(42)	34
Reclassification of realized gains/losses to net income on cash flow hedges	2	1	4	3
Share of other comprehensive income of associates	-	-	2	-
Total items that may be subsequently reclassified to net income	$(23)	$9	$43	$22
Total income tax (recovery) expense	$(29)	$12	$38	$13
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation –Third Quarter 2014

Consolidated Statements of Changes in Equity
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2014	2013
Preferred shares
Balance, beginning of period	$2,693	$2,497
Issued during the period (note 11)	550	200
Redeemed during the period (note 11)	(784)	-
Issuance costs, net of tax	(12)	(4)
Balance, end of period	$2,447	$2,693
Common shares
Balance, beginning of period	$20,234	$19,886
Issued on exercise of stock options	35	5
Issued under dividend reinvestment and share purchase plans	279	247
Balance, end of period	$20,548	$20,138
Contributed surplus
Balance, beginning of period	$256	$257
Exercise of stock options and deferred share units	(2)	(1)
Stock option expense	12	13
Balance, end of period	$266	$269
Shareholders' retained earnings
Balance, beginning of period	$5,294	$3,256
Net income attributed to shareholders	2,861	1,833
Preferred share dividends	(98)	(97)
Par redemption value in excess of carrying value for preferred shares redeemed	(16)	-
Common share dividends	(740)	(720)
Balance, end of period	$7,301	$4,272
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	$46	$(1,184)
Change in actuarial gains (losses) on pension and other post-employment plans	(10)	(12)
Change in unrealized foreign exchange gains (losses) of net foreign operations	1,223	362
Change in unrealized gains (losses) on available-for-sale financial securities	291	(139)
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(75)	70
Share of other comprehensive income of associates	4	-
Balance, end of period	$1,479	$(903)
Total shareholders' equity, end of period	$32,041	$26,469
Participating policyholders' equity
Balance, beginning of period	$134	$146
Net loss attributed to participating policyholders	(39)	(60)
Other comprehensive income attributed to policyholders	1	-
Balance, end of period	$96	$86
Non-controlling interests
Balance, beginning of period	$376	$301
Net income attributed to non-controlling interests	64	36
Other comprehensive income attributed to non-controlling interests	4	-
Contributions (distributions), net	15	(11)
Balance, end of period	$459	$326
Total equity, end of period	$32,596	$26,881
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation –Third Quarter 2014

Consolidated Statements of Cash Flows
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2014	2013
Operating activities
Net income	$2,886	$1,809
Adjustments:
Increase (decrease) in insurance contract liabilities	16,053	(8,767)
Increase (decrease) in investment contract liabilities	80	121
(Increase) decrease in reinsurance assets	244	1,001
Amortization of (premium) discount on invested assets	2	15
Other amortization	339	312
Net realized and unrealized (gains) losses on assets	(11,315)	14,892
Deferred income tax expense (recovery)	249	(162)
Stock option expense	12	13
Adjusted net income	$8,550	$9,234
Changes in policy related and operating receivables and payables	(169)	(1,361)
Cash provided by operating activities	$8,381	$7,873
Investing activities
Purchases and mortgage advances	$(46,535)	$(50,447)
Disposals and repayments	41,501	43,359
Change in investment broker net receivables and payables	148	(167)
Net cash decrease from purchase of subsidiaries	(199)	(73)
Cash used in investing activities	$(5,085)	$(7,328)
Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$193	$194
Repayment of long-term debt (note 8)	(1,000)	(350)
Issue of capital instruments, net	497	199
Issue of subscription receipts	2,214	-
Net redemption of investment contract liabilities	(153)	(178)
Funds repaid, net	(3)	(126)
Secured borrowing from securitization transactions	-	250
Changes in deposits from bank clients, net	(118)	455
Shareholders dividends paid in cash	(593)	(570)
Distributions to non-controlling interests, net	(58)	(11)
Common shares issued, net	37	5
Preferred shares issued, net	538	196
Preferred shares redeemed, net	(800)	-
Cash used in financing activities	$754	$64
Cash and short-term securities
Increase (decrease) during the period	$4,050	$609
Effect of foreign exchange rate changes on cash and short-term securities	474	179
Balance, beginning of period	12,886	12,753
Balance, end of period	$17,410	$13,541
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$13,630	$13,386
Net payments in transit, included in other liabilities	(744)	(633)
Net cash and short-term securities, beginning of period	$12,886	$12,753
End of period
Gross cash and short-term securities	$17,971	$14,578
Net payments in transit, included in other liabilities	(561)	(1,037)
Net cash and short-term securities, end of period	$17,410	$13,541
Supplemental disclosures on cash flow information
Interest received	$6,598	$6,410
Interest paid	788	844
Income taxes paid	599	463
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

 Manulife Financial Corporation –Third Quarter 2014

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“JHRECO”), a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and primarily as John Hancock in the United States.

These Interim Consolidated Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”). As outlined in note 1(h) of the 2013 Audited Consolidated Financial Statements, IFRS does not currently prescribe an insurance contract measurement model and, therefore, as permitted by IFRS 4 “Insurance Contracts”, insurance contract liabilities continue to be measured using the Canadian Asset Liability Method (“CALM”).

These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2013, the accompanying notes included on pages 95 to 168 of the Company’s 2013 Annual Report, the changes in accounting policies which were disclosed in Note 2(a) of the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2014 and the disclosures on risk in sections D1 to D4 of the third quarter 2014 Management's Discussion and Analysis.

These Interim Consolidated Financial Statements of MFC as at and for the three and nine months periods ended September 30, 2014 were authorized for issue by the Board of Directors on November 14, 2014.

Note 2 Accounting and Reporting Changes

Future accounting and reporting changes
The Company provided updates on a number of amendments and standards in its Interim Consolidated Financial Statements for the six months ended June 30, 2014 as described in note 2.

(i)	Revisions to Standards for Economic Reinvestment Assumptions

Amendments to the Canadian Actuarial Standards of Practice related to economic reinvestment assumptions used in the valuation of policy liabilities are effective in the fourth quarter of 2014.  The Company expects that the impact on net income of the amendments and associated changes in assumptions and methodology will be a charge of less than $200.

(ii)	Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”

Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” were issued in September 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3 Business Combinations. Otherwise, gain recognition is appropriate only to the extent of third party ownership of the associate or joint venture. Adoption of these amendments is not expected to have significant impact on the Company’s Consolidated Financial Statements.

(iii)	Annual Improvements 2012 – 2014 Cycle

Annual Improvements 2012 – 2014 Cycle was issued in September 2014 and is effective for years beginning on or after January 1, 2016. The IASB issued five minor amendments to different standards as part of the Annual Improvements process, with some amendments to be applied prospectively and others to be applied retrospectively. Adoption of these amendments is not expected to have significant impact on the Company’s Consolidated Financial Statements.

 Manulife Financial Corporation –Third Quarter 2014

Note 3 Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at September 30, 2014	FVTPL(1)	AFS(2)	Other	Total carrying value	Total fair value
Cash and short-term securities(3)	$293	$13,226	$4,452	$17,971	$17,971
Debt securities(4)
Canadian government and agency	13,873	3,153	-	17,026	17,026
U.S. government and agency	13,966	9,572	-	23,538	23,538
Other government and agency	13,067	2,236	-	15,303	15,303
Corporate	65,865	4,412	-	70,277	70,277
Mortgage/asset-backed securities	2,980	462	-	3,442	3,442
Public equities	11,871	2,203	-	14,074	14,074
Mortgages	-	-	38,638	38,638	40,533
Private placements	-	-	22,100	22,100	23,862
Policy loans	-	-	7,720	7,720	7,720
Loans to bank clients	-	-	1,786	1,786	1,792
Real estate
Own use property	-	-	808	808	1,522
Investment property	-	-	9,396	9,396	9,396
Other invested assets
Other alternative long-duration assets(5)	6,717	71	5,486	12,274	12,463
Other	144	-	3,345	3,489	3,489
Total invested assets	$128,776	$35,335	$93,731	$257,842	$262,408

As at December 31, 2013
Cash and short-term securities(3)	$421	$10,617	$2,592	$13,630	$13,630
Debt securities(4)
Canadian government and agency	13,106	2,844	-	15,950	15,950
U.S. government and agency	13,189	8,383	-	21,572	21,572
Other government and agency	10,862	1,962	-	12,824	12,824
Corporate	57,192	4,017	-	61,209	61,209
Mortgage/asset-backed securities	2,774	628	-	3,402	3,402
Public equities	11,011	2,064	-	13,075	13,075
Mortgages	-	-	37,558	37,558	39,176
Private placements	-	-	21,015	21,015	22,008
Policy loans	-	-	7,370	7,370	7,370
Loans to bank clients	-	-	1,901	1,901	1,907
Real estate
Own use property	-	-	804	804	1,476
Investment property	-	-	8,904	8,904	8,904
Other invested assets
Other alternative long-duration assets(5)	5,921	68	4,217	10,206	10,402
Other	108	26	3,155	3,289	3,289
Total invested assets	$114,584	$30,609	$87,516	$232,709	$236,194

(1)
The FVTPL classification was elected for the securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance and investment contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance and investment contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Includes short-term securities with maturities of less than one year at acquisition amounting to $5,857 (December 31, 2013 – $4,473) cash equivalents with maturities of less than 90 days at acquisition amounting to $7,662 (December 31, 2013 – $6,565) and cash of $4,452 (December 31, 2013 - $2,592). See also note 10.

(4)	Debt securities includes securities which were acquired with maturities of less than one year and less than 90 days of $670 and $8, respectively (December 31, 2013 – $502 and $60, respectively).

(5)
Other alternative long-duration assets include investments in private equity of $2,478, power and infrastructure of $3,934, oil and gas of $1,849, timber and agriculture sectors of $3,868 and various others of $145 (December 31, 2013 – $2,181, $3,486, $1,643, $2,770 and $126, respectively). On March 26, 2014, the Company acquired a controlling financial interest in Hancock Victoria Plantations Holdings PTY Limited (“HVPH”) which was an associate before this transaction.  Upon initial consolidation of HVPH, timber properties of $807, carried at fair value, were recognized and $80 of investments in associate was derecognized. As at September 30, 2014, the NCI of $95 is included in other liabilities.

 Manulife Financial Corporation –Third Quarter 2014

(b)	Investment income (loss)

	three months ended		nine months ended
	September 30,		September 30,
For the	2014	2013	2014	2013
Interest income	$2,242	$2,213	$6,721	$6,481
Dividend, rental and other income	428	322	1,277	950
Net recoveries (impairments and provisions)	(23)	(13)	(25)	(15)
Other	(29)	(39)	154	(183)
	$2,618	$2,483	$8,127	$7,233
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	$471	$(1,189)	$5,722	$(6,837)
Public equities	27	415	611	796
Mortgages	17	7	48	37
Private placements	(8)	6	(6)	(11)
Real estate	56	14	187	68
Other investments	364	285	634	480
Derivatives, including macro equity hedging program	634	(2,051)	3,714	(9,362)
	$1,561	$(2,513)	$10,910	$(14,829)
Total investment income (loss)	$4,179	$(30)	$19,037	$(7,596)

(c)	Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), and through a HELOC securitization program. Benefits received from the transfers include interest spread between the asset and associated liability. These transactions remain “on-balance sheet” and are accounted for as secured borrowings.

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows.

As at September 30, 2014	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities
HELOC securitization(1),(2)	$2,000	$10	$2,010	$1,999
CMB securitization	90	27	117	115
Total	$2,090	$37	$2,127	$2,114

As at December 31, 2013
HELOC securitization(1),(2)	$2,000	$10	$2,010	$1,998
CMB securitization	104	11	115	115
Total	$2,104	$21	$2,125	$2,113

(1)
The restricted cash balance for the HELOC securitization is a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)	The secured borrowing liabilities primarily comprise of Series 2010-1 and Series 2011-1 floating rate notes and are expected to mature on December 15, 2015 and December 15, 2017, respectively.

The fair value of the securitized assets as at September 30, 2014 was $2,126 (December 31, 2013 – $2,127) and the fair value of associated liabilities was $2,122 (December 31, 2013 – $2,124).

 Manulife Financial Corporation –Third Quarter 2014

(d)	Fair value measurement

The following table presents fair value of the Company’s invested assets, measured at fair value in the Consolidated Statements of Financial Position categorized by hierarchy.

As at September 30, 2014	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$293	$-	$293	$-
AFS	13,226	-	13,226	-
Other	4,452	4,452	-	-
Debt securities(1)
FVTPL
Canadian government and agency	13,873	-	13,049	824
U.S. government and agency	13,966	-	13,528	438
Other government and agency	13,067	-	12,647	420
Corporate	65,865	-	63,561	2,304
Residential mortgage/asset-backed securities	150	-	13	137
Commercial mortgage/asset-backed securities	821	-	376	445
Other securitized assets	2,009	-	1,942	67
AFS
Canadian government and agency	3,153	-	2,347	806
U.S. government and agency	9,572	-	9,561	11
Other government and agency	2,236	-	2,181	55
Corporate	4,412	-	4,285	127
Residential mortgage/asset-backed securities	215	-	187	28
Commercial mortgage/asset-backed securities	102	-	18	84
Other securitized assets	145	-	129	16
Equities
FVTPL	11,871	11,865	6	-
AFS	2,203	2,202	-	1
Real estate - investment property(2)	9,396	-	-	9,396
Other invested assets(3)	10,468	-	-	10,468
Total invested assets carried at fair value	$181,495	$18,519	$137,349	$25,627

As at December 31, 2013
Cash and short-term securities
FVTPL	$421	$-	$421	$-
AFS	10,617	-	10,617	-
Other	2,592	2,592	-	-
Debt securities(1)
FVTPL
Canadian government and agency	13,106	-	12,377	729
U.S. government and agency	13,189	-	13,029	160
Other government and agency	10,862	-	10,542	320
Corporate	57,192	-	55,196	1,996
Residential mortgage/asset-backed securities	159	-	12	147
Commercial mortgage/asset-backed securities	827	-	564	263
Other securitized assets	1,788	-	1,711	77
AFS
Canadian government and agency	2,844	-	2,306	538
U.S. government and agency	8,383	-	8,380	3
Other government and agency	1,962	-	1,904	58
Corporate	4,017	-	3,889	128
Residential mortgage/asset-backed securities	368	-	337	31
Commercial mortgage/asset-backed securities	90	-	36	54
Other securitized assets	170	-	139	31
Equities
FVTPL	11,011	11,005	6	-
AFS	2,064	2,064	-	-
Real estate - investment property(2)	8,904	-	-	8,904
Other invested assets(3)	8,508	-	-	8,508
Total invested assets carried at fair value	$159,074	$15,661	$121,466	$21,947

(1)
The assets included in Level 3 consist primarily of debt securities with maturities greater than 30 years for which the yield curve is not observable, as well as debt securities where prices are only single quoted broker prices that are not provided publicly and therefore, are not observable. Spread inputs are not applicable since public bonds are priced by third party sources. These bonds are considered Level 3 as an extrapolated Treasury rate is used to determine price.

 Manulife Financial Corporation –Third Quarter 2014

(2)
For investment property, the significant unobservable inputs are capitalization rate (ranging from 4.0% to 10.25% during the period and ranging from 4.5% to 8.50% for the year ended December 31, 2013) and terminal capitalization rate (ranging from 4.9% to 9.25% during the period and ranging from 5.1% to 9% during the year ended December 31, 2013). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of investment property. Changes in fair value based on variations in unobservable input generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value are held primarily in power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 8.5% to 18% (December 31, 2013 – ranged from 10% to 18%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.25% to 8% (December 31, 2013 – ranged from 5.25% to 6%). A range of prices for timber is not meaningful given the disparity in estimates depending on the property type.

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following table discloses the summarized fair value information categorized by hierarchy, together with the related carrying values.

As at September 30, 2014	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$38,638	$40,533	$-	$-	$40,533
Private placements	22,100	23,862	-	19,819	4,043
Policy loans	7,720	7,720	-	7,720	-
Loans to bank clients	1,786	1,792	-	1,792	-
Real estate - own use property	808	1,522	-	-	1,522
Other invested assets(1)	5,295	5,484	-	-	5,484
Total invested assets disclosed at fair value	$76,347	$80,913	$-	$29,331	$51,582

As at December 31, 2013
Mortgages	$37,558	$39,176	$-	$-	$39,176
Private placements	21,015	22,008	-	18,619	3,389
Policy loans	7,370	7,370	-	7,370	-
Loans to bank clients	1,901	1,907	-	1,907	-
Real estate - own use property	804	1,476	-	-	1,476
Other invested assets(1)	4,987	5,183	-	-	5,183
Total invested assets disclosed at fair value	$73,635	$77,120	$-	$27,896	$49,224

(1)
Other invested assets disclosed at fair value include $2,812 (December 31, 2013 - $2,629) of leveraged leases which are shown at their carrying values as fair value is not routinely calculated on these investments.

Transfers of Level 1 and Level 2 invested assets

The Company’s policy is to record transfers of invested assets between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had no transfers from Level 1 to Level 2 and from Level 2 to Level 1 for the three months and nine months ended September 30, 2014 and 2013.

Invested assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The Company classifies the fair values of invested assets as Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

 Manulife Financial Corporation –Third Quarter 2014

The following tables present a roll forward for all invested assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2014 and 2013.

		Net realized / unrealized gains (losses) included in:					Transfers				Change in unrealized
	Balance as at July 1, 2014	Net income(1)	OCI(2)	Purchases	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at September 30, 2014	gains (losses) on instruments still held
Debt securities
FVTPL
Canadian government & agency	$820	$15	$-	$186	$(199)	$-	$-	$-	$2	$824	$16
U.S. government & agency	330	5	-	86	-	-	-	-	17	438	5
Other government & agency	401	2	-	16	(12)	-	-	-	13	420	1
Corporate	2,101	16	-	173	(27)	(33)	31	(10)	53	2,304	13
Residential mortgage/ asset-backed securities	138	2	-	-	-	(10)	-	-	7	137	2
Commercial mortgage/ asset-backed securities	413	(3)	-	39	(7)	(17)	-	-	20	445	(2)
Other securitized assets	63	3	-	-	-	(6)	4	-	3	67	3
	$4,266	$40	$-	$500	$(245)	$(66)	$35	$(10)	$115	$4,635	$38
AFS
Canadian government & agency	$844	$3	$14	$-	$(56)	$-	$-	$-	$1	$806	$-
U.S. government & agency	5	-	-	6	-	-	-	-	-	11	-
Other government & agency	64	-	-	3	(15)	-	-	-	3	55	-
Corporate	114	-	-	4	(1)	(2)	9	-	3	127	-
Residential mortgage/ asset-backed securities	29	-	1	-	-	(4)	-	-	2	28	-
Commercial mortgage/ asset-backed securities	77	1	-	7	(3)	(1)	-	-	3	84	-
Other securitized assets	19	-	-	-	-	(4)	-	-	1	16	-
	$1,152	$4	$15	$20	$(75)	$(11)	$9	$-	$13	$1,127	$-
Equities
FVTPL	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
AFS	-	-	-	1	-	-	-	-	-	1	-
	$-	$-	$-	$1	$-	$-	$-	$-	$-	$1	$-
Real estate - investment property	$8,757	$63	$-	$336	$(28)	$-	$-	$-	$268	$9,396	$62
Other invested assets	9,853	279	(26)	381	(159)	(227)	-	-	367	10,468	196
	$18,610	$342	$(26)	$717	$(187)	$(227)	$-	$-	$635	$19,864	$258
	$24,028	$386	$(11)	$1,238	$(507)	$(304)	$44	$(10)	$763	$25,627	$296

		Net realized / unrealized gains (losses) included in:					Transfers				Change in unrealized
	Balance as at July 1, 2013	Net income(1)	OCI(2)	Purchases	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at September 30, 2013	gains (losses) on instruments still held
Debt securities
FVTPL
Canadian government & agency	$473	$(7)	$-	$278	$(4)	$-	$-	$-	$-	$740	$(7)
U.S. government & agency	166	(5)	-	-	-	-	-	-	(3)	158	(5)
Other government & agency	850	(6)	-	18	(8)	(4)	-	-	(18)	832	(6)
Corporate	2,021	(11)	-	152	(9)	-	-	-	(37)	2,116	(12)
Residential mortgage/ asset-backed securities	157	2	-	-	-	(11)	-	-	(1)	147	-
Commercial mortgage/ asset-backed securities	195	5	-	35	-	(10)	-	(1)	(6)	218	11
Other securitized assets	108	2	-	-	(1)	(9)	-	-	(4)	96	3
	$3,970	$(20)	$-	$483	$(22)	$(34)	$-	$(1)	$(69)	$4,307	$(16)
AFS
Canadian government & agency	$263	$(7)	$(3)	$(1)	$-	$-	$-	$-	$1	$253	$-
U.S. government & agency	3	-	-	-	-	-	-	-	-	3	-
Other government & agency	81	-	5	3	(4)	(2)	-	-	(10)	73	-
Corporate	189	(1)	(7)	2	-	(5)	-	-	(7)	171	-
Residential mortgage/ asset-backed securities	34	2	(1)	-	-	(5)	-	-	2	32	-
Commercial mortgage/ asset-backed securities	38	(3)	(1)	8	-	-	-	(1)	1	42	-
Other securitized assets	34	-	-	-	-	(2)	-	-	1	33	-
	$642	$(9)	$(7)	$12	$(4)	$(14)	$-	$(1)	$(12)	$607	$-
Equities
FVTPL	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
AFS	-	-	-	-	-	-	-	-	-	-	-
	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Real estate - investment property	$7,878	$14	$-	$234	$(3)	$-	$-	$-	$(102)	$8,021	$13
Other invested assets	7,603	277	-	245	(145)	(112)	-	-	(138)	7,730	165
	$15,481	$291	$-	$479	$(148)	$(112)	$-	$-	$(240)	$15,751	$178
	$20,093	$262	$(7)	$974	$(174)	$(160)	$-	$(2)	$(321)	$20,665	$162

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

 Manulife Financial Corporation –Third Quarter 2014

The following tables present a roll forward for all invested assets measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2014 and 2013:

		Net realized / unrealized gains (losses) included in:					Transfers				Change in unrealized
	Balance as at January 1, 2014	Net income(1)	OCI(2)	Purchases(3)	Sales	Settlements	Into Level 3(4)	Out of Level 3(4)	Currency movement	Balance as at September 30, 2014	gains (losses) on instruments still held
Debt securities
FVTPL
Canadian government & agency	$729	$73	$-	$599	$(382)	$-	$-	$(197)	$2	$824	$75
U.S. government & agency	160	52	-	86	-	-	122	-	18	438	52
Other government & agency	320	59	-	67	(24)	(1)	-	(22)	21	420	58
Corporate	1,996	82	-	391	(87)	(81)	124	(200)	79	2,304	64
Residential mortgage/ asset-backed securities	147	5	-	-	-	(23)	-	-	8	137	4
Commercial mortgage/asset- backed securities	263	7	-	188	(7)	(24)	-	-	18	445	10
Other securitized assets	77	6	-	-	-	(23)	4	(1)	4	67	6
	$3,692	$284	$-	$1,331	$(500)	$(152)	$250	$(420)	$150	$4,635	$269
AFS
Canadian government & agency	$538	$20	$51	$638	$(430)	$-	$-	$(11)	$-	$806	$-
U.S. government & agency	3	-	1	6	-	-	1	-	-	11	-
Other government & agency	58	-	2	19	(26)	(1)	-	(1)	4	55	-
Corporate	128	-	3	16	(3)	(18)	12	(16)	5	127	-
Residential mortgage/ asset-backed securities	31	1	1	-	-	(7)	-	-	2	28	-
Commercial mortgage/asset- backed securities	54	-	3	28	(3)	(1)	-	-	3	84	-
Other securitized assets	31	-	1	-	-	(17)	-	(1)	2	16	-
	$843	$21	$62	$707	$(462)	$(44)	$13	$(29)	$16	$1,127	$-
Equities
FVTPL	$-	$(1)	$-	$-	$-	$-	$1	$-	$-	$-	$(1)
AFS	-	-	-	1	-	-	-	-	-	1	-
	$-	$(1)	$-	$1	$-	$-	$1	$-	$-	$1	$(1)
Real estate - investment property	$8,904	$191	$-	$561	$(559)	$-	$-	$-	$299	$9,396	$179
Other invested assets	8,508	622	(25)	1,711	(266)	(482)	-	-	400	10,468	514
	$17,412	$813	$(25)	$2,272	$(825)	$(482)	$-	$-	$699	$19,864	$693
	$21,947	$1,117	$37	$4,311	$(1,787)	$(678)	$264	$(449)	$865	$25,627	$961

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	Purchases of other invested assets include timber properties recognized upon initial consolidation of HVPH. Refer to footnote 5 to note 3a above.
(4)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

		Net realized / unrealized gains (losses) included in:					Transfers				Change in unrealized
	Balance as at January 1, 2013	Net income(1)	OCI(2)	Purchases	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at September 30, 2013	gains (losses) on instruments still held
Debt securities
FVTPL
Canadian government & agency	$396	$(53)	$-	$401	$(4)	$-	$-	$-	$-	$740	$(53)
U.S. government & agency	180	(28)	-	-	-	-	-	-	6	158	(28)
Other government & agency	800	(32)	-	107	(51)	(9)	-	-	17	832	(33)
Corporate	2,094	(91)	-	445	(53)	(59)	30	(237)	(13)	2,116	(84)
Residential mortgage/asset-backed securities	194	26	-	-	(41)	(42)	-	-	10	147	17
Commercial mortgage/asset-backed securities	203	16	-	35	(11)	(30)	-	(1)	6	218	29
Other securitized assets	135	30	-	-	(29)	(45)	-	-	5	96	2
	$4,002	$(132)	$-	$988	$(189)	$(185)	$30	$(238)	$31	$4,307	$(150)
AFS
Canadian government & agency	$210	$(9)	$(24)	$274	$(198)	$-	$-	$-	$-	$253	$-
U.S. government & agency	3	-	-	-	-	-	-	-	-	3	-
Other government & agency	69	1	4	34	(24)	(2)	-	-	(9)	73	-
Corporate	151	-	(16)	27	(19)	(12)	49	-	(9)	171	-
Residential mortgage/ asset-backed securities	49	9	4	-	(16)	(19)	-	-	5	32	-
Commercial mortgage/ asset-backed securities	40	(6)	3	8	(2)	(3)	-	(1)	3	42	-
Other securitized assets	41	2	1	-	(8)	(6)	-	-	3	33	-
	$563	$(3)	$(28)	$343	$(267)	$(42)	$49	$(1)	$(7)	$607	$-
Equities
FVTPL	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
AFS	-	-	-	2	-	-	-	(2)	-	-	-
	$-	$-	$-	$2	$-	$-	$-	$(2)	$-	$-	$-
Real estate - investment property	$7,724	$67	$-	$345	$(234)	$-	$-	$-	$119	$8,021	$63
Other invested assets	6,836	425	(8)	688	(164)	(242)	5	(1)	191	7,730	318
	$14,560	$492	$(8)	$1,033	$(398)	$(242)	$5	$(1)	$310	$15,751	$381
	$19,125	$357	$(36)	$2,366	$(854)	$(469)	$84	$(242)	$334	$20,665	$231

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

 Manulife Financial Corporation –Third Quarter 2014

Note 4 Derivative and Hedging Instruments

(a)	Fair value of derivatives

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for all derivatives in qualifying and non-qualifying hedge accounting relationships are summarized in the following table.

		September 30, 2014			December 31, 2013
As at			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$6,827	$107	$854	$5,768	$185	$395
	Foreign currency swaps	77	-	16	73	-	16
Cash flow hedges	Interest rate swaps	22	-	1	64	-	-
	Foreign currency swaps	792	-	190	785	-	59
	Forward contracts	92	-	4	132	-	1
	Equity contracts	120	12	2	101	21	-
Total derivatives in qualifying hedge accounting relationships		$7,930	$119	$1,067	$6,923	$206	$471

Non-qualifying hedge accounting relationships
	Interest rate swaps	$218,285	$12,038	$6,588	$192,236	$8,989	$7,535
	Interest rate futures	5,701	-	-	4,836	-	-
	Interest rate options	3,527	62	-	2,854	23	-
	Foreign currency swaps	6,676	121	684	6,663	130	506
	Currency rate futures	4,162	-	-	3,760	-	-
	Forward contracts	7,475	579	16	6,921	14	417
	Equity contracts	7,759	457	12	4,761	302	-
	Equity swaps	-	-	-	-	-	-
	Credit default swaps	409	9	-	335	9	-
	Equity futures	12,807	-	-	9,894	-	-
Total derivatives in non-qualifying hedge accounting relationships		$266,801	$13,266	$7,300	$232,260	$9,467	$8,458
Total derivatives		$274,731	$13,385	$8,367	$239,183	$9,673	$8,929

The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (refer to note 7).

	Term to maturity
As at September 30, 2014	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$555	$527	$431	$11,872	$13,385
Derivative liabilities	87	269	336	7,675	8,367

As at December 31, 2013
Derivative assets	$103	$442	$316	$8,812	$9,673
Derivative liabilities	484	357	328	7,760	8,929

 Manulife Financial Corporation –Third Quarter 2014

The following table presents the fair value of derivative contracts categorized by hierarchy.

As at September 30, 2014	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$12,782	$-	$12,289	$493
Foreign exchange contracts	125	-	123	2
Equity contracts	469	-	59	410
Credit default swaps	9	-	9	-
Total derivative assets	$13,385	$-	$12,480	$905
Derivative liabilities
Interest rate contracts	$7,445	$-	$7,245	$200
Foreign exchange contracts	908	-	898	10
Equity contracts	14	-	1	13
Total derivative liabilities	$8,367	$-	$8,144	$223

As at December 31, 2013
Derivative assets
Interest rate contracts	$9,208	$-	$9,177	$31
Foreign exchange contracts	133	-	132	1
Equity contracts	323	-	30	293
Credit default swaps	9	-	9	-
Total derivative assets	$9,673	$-	$9,348	$325
Derivative liabilities
Interest rate contracts	$8,340	$-	$7,888	$452
Foreign exchange contracts	589	-	569	20
Total derivative liabilities	$8,929	$-	$8,457	$472

The following table presents a roll forward for net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three months ended		nine months ended
	September 30,		September 30,
For the	2014	2013	2014	2013
Balance at the beginning of the period	$602	$96	$(147)	$(6)
Net realized / unrealized gains (losses) included in:
Net income(1)	116	(2)	835	(6)
OCI(2)	(7)	(12)	(18)	13
Purchases(3)	83	79	182	170
Issuances	-	-	-	-
Sales	(19)	(13)	(28)	(56)
Transfers
Into Level 3(4)	-	-	(138)	-
Out of Level 3(4)	(120)	-	(17)	15
Currency movement	27	(9)	13	9
Balance at the end of the period	$682	$139	$682	$139
Change in unrealized gains (losses) on instruments still held	$182	$59	$485	$115

(1)	These amounts are included in investment income on the Consolidated Statements of Income.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.

(3)	Purchases include derivatives recognized upon initial consolidation of HVPH. Refer to note 3.

(4)
For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period).  Transfers out of Level 3 occur when the inputs used to price the assets and liabilities become available from observable market data.

(b)	Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

 Manulife Financial Corporation –Third Quarter 2014

The Company recognizes gains and losses on derivatives and the related hedged items in qualifying fair value hedges in investment income. These investment gains (losses) are shown in the following table.

Derivatives in qualifying fair value hedging relationships

For the three months ended September 30, 2014	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(112)	$90	$(22)
	Fixed rate liabilities	(3)	3	-
Foreign currency swaps	Fixed rate assets	4	-	4
Total		$(111)	$93	$(18)

For the three months ended September 30, 2013
Interest rate swaps	Fixed rate assets	$156	$(183)	$(27)
	Fixed rate liabilities	1	(1)	-
Foreign currency swaps	Fixed rate assets	(1)	-	(1)
Total		$156	$(184)	$(28)

For the nine months ended September 30, 2014
Interest rate swaps	Fixed rate assets	$(631)	$552	$(79)
	Fixed rate liabilities	(8)	8	-
Foreign currency swaps	Fixed rate assets	1	3	4
Total		$(638)	$563	$(75)

For the nine months ended September 30, 2013
Interest rate swaps	Fixed rate assets	$764	$(823)	$(59)
	Fixed rate liabilities	(15)	15	-
Foreign currency swaps	Fixed rate assets	9	(5)	4
Total		$758	$(813)	$(55)

(c)	Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions.  The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation indexed liabilities.

The effects of derivatives in qualifying cash flow hedging relationships on the Consolidated Statements of Income, the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Derivatives in qualifying cash flow hedging relationships
For the three months ended September 30, 2014	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(4)	$(4)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	(21)	-	-
Forward contracts	Forecasted expenses	(4)	-	-
Equity contracts	Stock-based compensation	(6)	-	-
Total		$(36)	$(4)	$-

For the three months ended September 30, 2013
Interest rate swaps	Forecasted liabilities	$1	$(3)	$-
Foreign currency swaps	Fixed rate assets	-	-	-
	Floating rate liabilities	17	-	-
Forward contracts	Forecasted expenses	4	-	-
Equity contracts	Stock-based compensation	(2)	-	-
Total		$20	$(3)	$-

 Manulife Financial Corporation –Third Quarter 2014

For the nine months ended September 30, 2014	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(5)	$(12)	$-
Foreign currency swaps	Fixed rate assets	(2)	-	-
	Floating rate liabilities	(94)	-	-
Forward contracts	Forecasted expenses	(4)	(2)	-
Equity contracts	Stock-based compensation	(19)	-	-
Total		$(124)	$(14)	$-

For the nine months ended September 30, 2013
Interest rate swaps	Forecasted liabilities	$(8)	$(9)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
	Floating rate liabilities	102	-	-
Forward contracts	Forecasted expenses	(6)	-	-
Equity contracts	Stock-based compensation	13	-	-
Total		$100	$(9)	$-

The Company anticipates that net losses of approximately $36 will be reclassified from AOCI to net income within the next twelve months. The maximum time frame for which variable cash flows are hedged is 29 years.

(d)	Hedges of net investments in net foreign operations

The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income, the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Hedging instruments in net investment hedging relationships
For the three months ended September 30, 2014	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Non-functional currency denominated debt	$(59)	$-	$-
Total	$(59)	$-	$-

For the three months ended September 30, 2013
Non-functional currency denominated debt	$25	$-	$-
Total	$25	$-	$-

For the nine months ended September 30, 2014
Non-functional currency denominated debt	$(63)	$-	$-
Total	$(63)	$-	$-

For the nine months ended September 30, 2013
Currency swaps and interest rate swaps	$23	$-	$-
Non-functional currency denominated debt	(37)	-	-
Total	$(14)	$-	$-

(e)	Derivatives not designated in qualifying hedge accounting relationships

The Company generally does not enter into derivative contracts for speculative purposes. Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives also is recorded through net income. Given the changes in fair value of these derivatives and hedged related risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective.

 Manulife Financial Corporation –Third Quarter 2014

The effects of derivatives in non-qualifying hedge accounting relationships on the Consolidated Statements of Income are shown in the following table.

Non-qualifying hedge accounting relationships

	three months ended		nine months ended
	September 30,		September 30,
For the	2014	2013	2014	2013
Investment income (loss)
Interest rate swaps	$607	$(1,022)	$3,901	$(5,974)
Interest rate futures	(20)	(16)	(162)	113
Interest rate options	11	(9)	34	(8)
Foreign currency swaps	(190)	15	(196)	(171)
Currency rate futures	52	(50)	67	(112)
Forward contracts	212	(98)	927	(314)
Equity contracts	4	(9)	(61)	67
Credit default swaps	(1)	-	(1)	-
Equity futures	(78)	(859)	(876)	(2,966)
Total investment income (loss) from derivatives in non-qualifying hedge accounting relationships	$597	$(2,048)	$3,633	$(9,365)

Note 5 Gross Claims and Benefits

The following table presents a breakdown of gross claims and benefits.

	three months ended September 30,		nine months ended September 30,
For the	2014	2013	2014	2013
Death, disability and other claims	$2,687	$2,525	$8,028	$7,624
Maturity and surrender benefits	1,459	1,089	4,250	3,449
Annuity payments	831	850	2,534	2,556
Policyholder dividends and experience rating refunds	293	321	751	842
Net transfers from segregated funds	(159)	(181)	(519)	(442)
	$5,111	$4,604	$15,044	$14,029

Note 6 Insurance and Investment Contract Liabilities

(a)	Insurance and investment contracts

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset-related and liability-related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the valuation assumptions, which could be material.

The quantification of the impact of the 2014 comprehensive review of valuation methods and assumptions is as of July 1, 2014 for all lines of business.

In the third quarter of 2014, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $62, net of reinsurance. Net of the income attributed to participating policyholders and non-controlling interests, net income attributed to shareholders decreased by $69 post-tax.

	three months ended		nine months ended
For the	September 30, 2014		September 30, 2014
Assumption	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders
Mortality and morbidity updates	$(113)	$99	$(113)	$99
Lapses and policyholder behaviour	425	(329)	425	(329)
Updates to actuarial standards
Segregated fund bond calibration	217	(157)	217	(157)
Other updates	(467)	318	(370)	247
Net impact	$62	$(69)	$159	$(140)

 Manulife Financial Corporation –Third Quarter 2014

Updates to Mortality and Morbidity
Mortality assumptions were updated across several business units to reflect recent experience. Updates to the Canadian Retail Insurance mortality led to a $273 increase in net income attributed to shareholders. Other mortality and morbidity updates led to a $136 increase in net income attributed to shareholders, and were primarily from the JH Annuities business where in aggregate the Company benefited from updates to mortality assumptions. These were partially offset by updates in JH Life insurance, primarily for policies issued at older ages, which led to a $310 decrease in net income attributed to shareholders.

Updated to Lapses and policyholder behaviour
Lapse rates for several of the Canadian Retail Insurance non-participating whole life and universal life products were updated to reflect recent experience which led to a $224 decrease in net income attributed to shareholders.

Other updates to lapse and policyholder behaviour assumptions were made across several business units including Indonesia, and Canadian and U.S. variable annuities to reflect updated experience results which led to a $105 decrease in net income attributed to shareholders.

Updates to actuarial standards
Updates to actuarial standards related to bond parameter calibration for stochastic models used to value segregated fund liabilities resulted in a $157 decrease in net income attributed to shareholders.

Other updates
The Company performed an in depth review of the modelling of future tax cash flows for its U.S. Insurance business resulting in an increase in net income attributed to shareholders of $489.

The Company made a number of model refinements related to the projection of both asset and liability cash flows across several business units which led to a $171 decrease to net income attributed to shareholders.

Third quarter 2013 Annual Review
In the third quarter of 2013, the completion of the annual review of actuarial methods and assumptions resulted in an increase in policy liabilities of $560, net of reinsurance. Net of the impacts on participating surplus and non-controlling interests, shareholders’ income decreased by $252 post-tax.

	three months ended		nine months ended
For the	September 30, 2013		September 30, 2013
Assumption	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders
Lapses and policyholder behaviour
U.S. Insurance premium persistency update	$320	$(208)	$320	$(208)
Insurance lapse updates	483	(242)	483	(242)
Variable annuity lapse update	101	(80)	101	(80)
U.S. Long-Term Care triennial review	18	(12)	18	(12)
Segregated fund parameters update	(220)	203	(220)	203
Other annual updates	(142)	87	11	(17)
Net impact	$560	$(252)	$713	$(356)

(b)	Investment contracts – Fair value measurement

Investment contract liabilities measured at fair value – As at September 30, 2014, the fair value of these liabilities was $667 (December 31, 2013 – $671).

Investment contract liabilities measured at amortized cost – The carrying value and the fair value of these liabilities were $1,901 and $2,031, respectively (December 31, 2013 – $1,853 and $1,896, respectively).

All investment contracts were categorized in Level 2 of the fair value hierarchy (December 31, 2013 – Level 2).

 Manulife Financial Corporation –Third Quarter 2014

Note 7 Risk Management

The Company’s risk management policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company’s 2013 Annual Consolidated Financial Statements as well as the shaded tables and text under the “Risk Management and Risk Factors” section of the Management's Discussion and Analysis (“MD&A”) in the 2013 Annual Report.

(a)	Risk disclosures included in the Third Quarter’s MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publically traded equity performance risk and interest rate and spread risk are disclosed in sections D2 to D5 of the Third Quarter 2014 Management's Discussion and Analysis.  The shaded tables and text of these disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”, and form an integral part of these unaudited Interim Consolidated Financial Statements.

(b)	Credit risk

(i)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at September 30, 2014	AAA	AA	A	BBB	BB	B and lower	Total
Commercial Mortgages
Multi-family residential	$1,159	$659	$1,003	$891	$-	$-	$3,712
Retail	117	773	3,184	1,992	6	11	6,083
Office	66	687	2,367	2,308	184	139	5,751
Industrial	42	267	683	1,097	30	22	2,141
Other	528	219	585	816	43	-	2,191
Total commercial mortgages	$1,912	$2,605	$7,822	$7,104	$263	$172	$19,878
Agricultural mortgages	$-	$187	$230	$498	$241	$-	$1,156
Private placements	958	3,085	6,126	9,902	1,102	927	22,100
Total	$2,870	$5,877	$14,178	$17,504	$1,606	$1,099	$43,134

As at December 31, 2013
Commercial Mortgages
Multi-family residential	$1,159	$594	$747	$1,033	$-	$-	$3,533
Retail	136	704	2,744	2,277	29	11	5,901
Office	90	628	2,204	2,376	221	128	5,647
Industrial	52	269	645	1,059	55	23	2,103
Other	582	198	425	894	42	2	2,143
Total commercial mortgages	$2,019	$2,393	$6,765	$7,639	$347	$164	$19,327
Agricultural mortgages	$-	$170	$253	$657	$153	$-	$1,233
Private placements	791	3,200	5,845	8,949	1,112	1,118	21,015
Total	$2,810	$5,763	$12,863	$17,245	$1,612	$1,282	$41,575

The credit quality of residential mortgages and loans to bank clients is assessed at least annually using the key credit quality indicator of whether the loan is performing or non-performing.

The following table summarizes the carrying value of residential mortgages and loans to bank clients.

As at	September 30, 2014			December 31, 2013
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$8,817	$8,773	$17,590	$9,139	$7,828	$16,967
Non-performing(1)	4	10	14	17	14	31
Loans to bank clients
Performing	n/a	1,785	1,785	n/a	1,901	1,901
Non-performing(1)	n/a	1	1	n/a	-	-
Total	$8,821	$10,569	$19,390	$9,156	$9,743	$18,899

(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

 Manulife Financial Corporation –Third Quarter 2014

(ii)	Past due or credit impaired financial assets

The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at September 30, 2014	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for loan losses
Debt securities
FVTPL	$-	$4	$4	$56	$-
AFS	6	1	7	24	-
Private placements	28	49	77	122	84
Mortgages and loans to bank clients	47	23	70	46	40
Other financial assets	29	20	49	1	-
Total	$110	$97	$207	$249	$124

As at December 31, 2013
Debt securities
FVTPL	$-	$-	$-	$127	$-
AFS	-	-	-	12	-
Private placements	53	-	53	115	81
Mortgages and loans to bank clients	55	31	86	53	25
Other financial assets	7	31	38	-	-
Total	$115	$62	$177	$307	$106

(c)	Securities lending, repurchase and reverse repurchase transactions

As at September 30, 2014, the Company had loaned securities (which are included in invested assets) with a market value of $1,324 (December 31, 2013 – $1,422). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at September 30, 2014, the Company had engaged in reverse repurchase transactions of nil (December 31, 2013 – $6) which are recorded as short-term receivables.  There were outstanding repurchase agreements of $401 as at September 30, 2014 (December 31, 2013 – $200) which are recorded as payables.

(d)	Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash debt securities investing.  The Company will not write CDS protection in excess of its government bond holdings.

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.
As at September 30, 2014	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$39	$1	3
AA	106	2	2
A	223	5	3
BBB	41	1	5
Total single name CDSs	$409	$9	3
Total CDS protection sold	$409	$9	3

As at December 31, 2013
Single name CDSs(1)
Corporate debt
AAA	$37	$1	3
AA	101	3	3
A	197	5	3
Total single name CDSs	$335	$9	3
Total CDS protection sold	$335	$9	3

(1)	The ratings are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

The Company holds no purchased credit protection as at September 30, 2014 and December 31, 2013.

 Manulife Financial Corporation –Third Quarter 2014

(e)	Derivatives

The Company’s point-in-time exposure to losses related to the credit risk of the counterparty of derivatives transactions is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in negative positions and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with counterparties rated A- or higher. As at September 30, 2014, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 13 per cent (December 31, 2013 – 12 per cent). As at September 30, 2014, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $2,413 (December 31, 2013 – $2,138). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was nil (December 31, 2013 – nil).

(f)	Offsetting financial assets and financial liabilities

Certain derivatives, securities lending and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.  In the case of derivatives, collateral is collected from and pledged to counterparties and clearinghouses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the assets the Company holds as collateral to offset against obligations to the same counterparty.

The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at September 30, 2014	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$13,917	$(6,962)	$(6,917)	$38	$38
Securities lending	1,324	-	(1,324)	-	75
Total financial assets	$15,241	$(6,962)	$(8,241)	$38	$113
Financial liabilities
Derivative liabilities	$(8,930)	$6,962	$1,739	$(229)	$(34)
Repurchase agreements	(401)	-	401	-	-
Total financial liabilities	$(9,331)	$6,962	$2,140	$(229)	$(34)

As at December 31, 2013
Financial assets
Derivative assets	$10,021	$(6,734)	$(3,267)	$20	$20
Securities lending	1,422	-	(1,422)	-	-
Reverse repurchase agreements	6	-	(6)	-	-
Total financial assets	$11,449	$(6,734)	$(4,695)	$20	$20
Financial liabilities
Derivative liabilities	$(9,162)	$6,734	$2,250	$(178)	$(39)
Repurchase agreements	(200)	-	200	-	-
Total financial liabilities	$(9,362)	$6,734	$2,450	$(178)	$(39)

(1)
The Company does not offset financial instruments. Financial assets and liabilities in the table above include accrued interest of $540 and $568, respectively (December 31, 2013 – $352 and $233, respectively).

(2)
Financial and cash collateral excludes over-collateralization. As at September 30, 2014 the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $264, $198, $75 and nil, respectively (December 31, 2013 – $390, $297, $75 and nil, respectively). As at September 30, 2014, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts.

(3)
The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivatives contracts entered into with these trusts.

 Manulife Financial Corporation –Third Quarter 2014

Note 8 Long-Term Debt

(a)	The following obligations are included in long-term debt

			September 30,	December 31,
As at	Maturity date	Par value	2014	2013
4.90% Senior notes	September 17, 2020	US$500	$558	$529
7.768% Medium term notes	April 8, 2019	$600	598	598
5.505% Medium term notes	June 26, 2018	$400	399	399
Promissory note to Manulife Finance (Delaware), L.P. ("MFLP")	December 15, 2016	$150	150	150
3.40% Senior notes	September 17, 2015	US$600	672	637
4.079% Medium term notes	August 20, 2015	$900	899	899
5.161% Medium term notes	June 26, 2015	$550	550	549
4.896% Medium term notes(1)	June 2, 2014	$1,000	-	999
Other notes payable	n/a	n/a	17	15
Total			$3,843	$4,775

(1)	On June 2, 2014, MFC redeemed $1,000 of medium term notes which were issued on June 2, 2009.

(b)	Fair value measurement

Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. At September 30, 2014, the fair value of long-term debt was $4,138 (December 31, 2013 - $5,105). Long- term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2013 – Level 2).

Note 9 Liabilities for Preferred Shares and Capital Instruments

(a)	Carrying value of liabilities for preferred shares and capital instruments

As at	Issuance date	Maturity date	Par value	September 30, 2014	December 31, 2013
Senior debenture notes - 7.535% fixed/floating	July 10, 2009	December 31, 2108	$1,000	$1,000	$1,000
Subordinated note - floating	December 14, 2006	December 15, 2036	$650	646	647
Subordinated debentures - 2.811% fixed/floating(1)	February 21, 2014	February 21, 2024	$500	498	-
Surplus notes - 7.375% U.S. dollar	February 25, 1994	February 15, 2024	US$450	527	501
Subordinated debentures - 2.926% fixed/floating	November 29, 2013	November 29, 2023	$250	249	249
Subordinated debentures - 2.819% fixed/floating	February 25, 2013	February 26, 2023	$200	199	199
Subordinated debentures - 4.165% fixed/floating	February 17, 2012	June 1, 2022	$500	498	498
Subordinated note - floating(2)	December 14, 2006	December 15, 2021	$400	399	399
Subordinated debentures - 4.21% fixed/floating	November 18, 2011	November 18, 2021	$550	549	548
Preferred shares - Class A Shares, Series 1	June 19, 2003	n/a	$350	344	344
Total				$4,909	$4,385

(1)
On February 21, 2014, MLI issued $500 in subordinated fixed/floating debentures, which mature February 21, 2024. The debentures are guaranteed by MFC on a subordinated basis. The debentures bear interest at a fixed rate of 2.811% per annum, payable semi-annually for five years and thereafter at the 3-month Bankers’ Acceptance rate plus 0.80% payable quarterly.  With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 21, 2019, at par, together with accrued and unpaid interest.  The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

(2)
Manulife Holdings (Delaware) LLC (“MHDLL”), now John Hancock Financial Corporation (“JHFC”), a wholly owned subsidiary of MFC, issued the note to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Financial (Delaware) L.P. (“MFLP”). MFLP and its subsidiaries are related parties to the Company. On March 28, 2014, the parties agreed to extend the maturity of the $400 subordinated note from January 15, 2019 to December 15, 2021. The extension resulted in an increase in the floating rate to 3-month Banker’s Acceptance rate plus 0.74% from 3-month Banker’s Acceptance rate plus 0.552%.

(b)	Fair value measurement

The following table discloses fair value information categorized by the fair value hierarchy. These liabilities are measured at amortized cost in the Consolidated Statements of Financial Position.

	September 30,	December 31,
As at	2014	2013
Valuation hierarchy:
Level 1	$355	$358
Level 2	4,882	4,367
Total fair value	$5,237	$4,725

 Manulife Financial Corporation –Third Quarter 2014

Note 10 Liabilities for Subscription Receipts

On September 3, 2014, MLI entered into an agreement with Standard Life Oversea Holdings Limited, a subsidiary of Standard Life plc, to acquire the shares of Standard Life Financial Inc. and of Standard Life Investments Inc., collectively the Canadian-based operations of Standard Life plc, for approximately $4 billion in cash at closing, subject to certain adjustments.

The transaction was approved by the shareholders of Standard Life plc on October 3, 2014 and the closing is subject to the approval of the Canadian Minister of Finance, the Canadian Competition Bureau and certain securities regulators.  Subject to the receipt of all necessary approvals, the transaction is anticipated to close in the first quarter of 2015.

On September 15, 2014, as part of the financing of the acquisition, the Company issued 105,647,334 subscription receipts through a combination of a public offering and a private placement with the Caisse de dépôt et placement du Québec.  The public offering price was $21.50 per subscription receipt and the private offering price was the public offering price less a $0.48 private placement fee per subscription receipt for total gross proceeds of $2.26 billion.  The Caisse de dépôt et placement du Québec has agreed not to transfer any subscription receipts prior to closing of the acquisition.  Issuance costs of approximately $35 million pre-tax ($27 million post-tax) have been paid and approximately an additional $26 million pre-tax ($20 million post-tax) are payable upon successful completion of the acquisition.

The net cash proceeds from the sale of the subscription receipts are held by an escrow agent, in a restricted account, pending the fulfillment or waiver of all other outstanding conditions precedent to closing the acquisition.  The escrow account is consolidated and included in invested assets.

As at September 30, 2014	Public offering	Private placement	Total
Subscription receipts (number outstanding)	81,860,464	23,786,870	105,647,334
Gross proceeds	$1,760	$500	$2,260
Interest earned on escrowed proceeds	1	-	1
Less issuance costs, net of tax	(47)	-	(47)
Liabilities for subscription receipts	$1,714	$500	$2,214

At the time of closing of the acquisition, each subscription receipt will entitle the holder to automatically receive, without payment of additional consideration or further action, one common share of the Company together with an amount equal to the per share dividends the Company declares on its common shares, if any, for record dates which occur in the period from September 15, 2014 up to, but excluding, the date on which the acquisition closes, net of any applicable withholding taxes. No record dates occurred between September 15, 2014 and September 30, 2014.  Dividends of 15.5 cents per common share were declared on November 13, 2014 for shares with a record date of November 25, 2014.

In the event approvals and conditions are not satisfied prior to June 3, 2015, or if the acquisition agreement is terminated prior to such time, or the Company advises the underwriters or discloses to the public that it does not intend to proceed with the acquisition, holders of the subscription receipts will be entitled to a full return of their purchase price (“Gross proceeds”) together with their pro rata portion of interest earned or deemed to be earned on the escrowed proceeds, net of any applicable withholding taxes, and the subscription receipts will be cancelled.

Note 11 Share Capital and Earnings Per Share

(a)	Preferred shares

The changes in issued and outstanding preferred shares are as follows:

	2014		2013
For the nine months ended September 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	110	$2,693	102	$2,497
Issued, Class 1 shares, Series 13	-	-	8	200
Issued, Class 1 shares, Series 15	8	200	-	-
Issued, Class 1 shares, Series 17	14	350	-	-
Redeemed, Class A, Series 4(1)	(18)	(450)	-	-
Redeemed, Class 1, Series 1(2)	(14)	(350)	-	-
Par redemption value in excess of carrying value for preferred shares redeemed	-	16	-	-
Issuance costs, net of tax	-	(12)	-	(4)
Balance, September 30	100	$2,447	110	$2,693

(1)	On June 19, 2014, MFC redeemed in full the $450 of Class A Shares Series 4 at par.

(2)	On September 19, 2014, MFC redeemed in full the $350 of Class 1 shares Series 1 at par.

 Manulife Financial Corporation –Third Quarter 2014

Further information on the preferred shares outstanding is as follows.

As at September 30, 2014	Issue date	Annual dividend rate	Earliest redemption date(1)	Number of shares (in millions)	Face amount	Net amount(2)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	March 19, 2015	12	300	294
Class 1 preferred shares
Series 3	March 11, 2011	4.20%	June 19, 2016	8	200	196
Series 5	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(3)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(4)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Total				100		$2,447

(1)
Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2 and Series 3 preferred shares, MFC may redeem each series in whole or in part at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 may be redeemed on or any time after the earliest redemption date in whole or in part for cash at declining premiums that range from $1.00 to nil per share.

(2)	Net of after-tax issuance costs.

(3)	On February 25, 2014, MFC issued eight million of Class 1 Shares Series 15 (“Class 1 Series 15 Preferred Shares”) at a price of $25 per share for an aggregate amount of $200.

(4)	On August 15, 2014, MFC issued 14 million of Class 1 Shares Series 17 (“Class 1 Series 17 Preferred Shares”) at a price of $25 per share for an aggregate amount of $350.

(b)	Common shares

As at September 30, 2014, there were 32 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2013 – 35 million).

For the	nine months ended	year ended
Number of common shares (in millions)	September 30, 2014	December 31, 2013
Balance, beginning of period	1,848	1,828
Issued on exercise of stock options and deferred share units	3	1
Issued under dividend reinvestment and share purchase plans	13	19
Balance, end of period	1,864	1,848

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		nine months ended
For the	September 30,		September 30,
(in millions)	2014	2013	2014	2013
Weighted average number of common shares	1,859	1,839	1,854	1,834
Dilutive stock-based awards(1)	7	4	7	3
Dilutive convertible instruments(2)	17	21	17	23
Weighted average number of diluted common shares	1,883	1,864	1,878	1,860

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)	The holders of the convertible preferred shares have the right to redeem these instruments for MFC shares prior to the conversion date.

(c)	Earnings per share

	three months ended		nine months ended
For the	September 30,		September 30,
	2014	2013	2014	2013
Basic earnings per common share	$0.58	$0.54	$1.49	$0.95
Diluted earnings per common share	0.57	0.54	1.48	0.94

 Manulife Financial Corporation –Third Quarter 2014

Note 12 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended September 30,	2014	2013	2014	2013
Defined benefit current service cost	$7	$7	$-	$-
Defined benefit administrative expenses	1	1	-	-
Service cost	$8	$8	$-	$-
Interest on net defined benefit (asset) liability	7	8	1	2
Defined benefit cost	$15	$16	$1	$2
Defined contribution cost	13	12	-	-
Net benefit cost	$28	$28	$1	$2

For the nine months ended September 30,
Defined benefit current service cost	$24	$24	$1	$2
Defined benefit administrative expenses	3	3	-	-
Past service cost - plan amendments	-	-	-	3
Past service cost - curtailments	-	8	-	-
Service cost	$27	$35	$1	$5
Interest on net defined benefit (asset) liability	19	23	4	6
Defined benefit cost	$46	$58	$5	$11
Defined contribution cost	43	41	-	-
Net benefit cost	$89	$99	$5	$11

Note 13 Commitments and Contingencies

(a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada, other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date.

The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Guarantees

(i)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $550 senior debentures due on December 15, 2026 and the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.

(ii)	Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011, $500 issued on February 17, 2012, $200 issued on February 25, 2013, $250 issued on November 29, 2013 and $500 issued on February 21, 2014.

 Manulife Financial Corporation –Third Quarter 2014

The following table sets forth certain condensed consolidating financial information for MFC and MFLP.

Condensed Consolidated Statement of Income Information
For the three months ended September 30, 2014	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts(1)
Total revenue	$95	$24	$10,871	$577	$(532)	$11,035
Net income (loss) attributed to shareholders	1,100	6	1,293	(240)	(1,059)	1,100

For the three months ended September 30, 2013
Total revenue	$71	$14	$6,239	$217	$(236)	$6,305
Net income (loss) attributed to shareholders	1,034	-	1,119	(100)	(1,019)	1,034

For the nine months ended September 30, 2014
Total revenue	$261	$56	$37,809	$2,962	$(2,548)	$38,540
Net income (loss) attributed to shareholders	2,861	8	3,027	(271)	(2,764)	2,861

For the nine months ended September 30, 2013
Total revenue	$191	$61	$11,616	$(560)	$322	$11,630
Net income (loss) attributed to shareholders	1,833	12	2,254	(439)	(1,827)	1,833
(1) Since MFLP is not consolidated into the results of MFC consolidated, the results of MFLP have been eliminated in the consolidating adjustments column.
Condensed Consolidated Statement of Financial Position Information
As at September 30, 2014	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts(1)
Invested assets	$2,248	$5	$251,475	$4,119	$(5)	$257,842
Total other assets	49,290	1,561	62,687	32,471	(98,933)	47,076
Segregated funds net assets	-	-	250,406	-	-	250,406
Insurance contract liabilities	-	-	216,399	14,090	(13,806)	216,683
Investment contract liabilities	-	-	2,568	-	-	2,568
Segregated funds net liabilities	-	-	250,406	-	-	250,406
Total other liabilities	19,497	1,389	57,389	21,746	(46,950)	53,071

As at December 31, 2013
Invested assets	$28	$2	$228,933	$3,748	$(2)	$232,709
Total other assets	34,023	1,480	51,853	9,603	(55,911)	41,048
Segregated funds net assets	-	-	239,871	-	-	239,871
Insurance contract liabilities	-	-	192,824	11,923	(11,505)	193,242
Investment contract liabilities	-	-	2,524	-	-	2,524
Segregated funds net liabilities	-	-	239,871	-	-	239,871
Total other liabilities	5,528	1,313	52,078	461	(10,422)	48,958

(1)	Since MFLP is not consolidated into the results of MFC consolidated, the results of MFLP have been eliminated in the consolidating adjustments column.

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.)

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) are outlined in note 16.

Note 14 Segmented Information

The Company’s reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenue from the Company’s divisions is derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is comprised of the Investment Division’s external asset management business; earnings on assets backing capital, net of amounts allocated to operating divisions; changes in actuarial methods and assumptions; the property and casualty and run-off reinsurance operations; and other non-operating items.

 Manulife Financial Corporation –Third Quarter 2014

By segment
For the three months ended	Asia	Canadian	U.S.	Corporate
September 30, 2014	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,669	$850	$1,534	$19	$4,072
Annuities and pensions	239	109	221	-	569
Net premium income	$1,908	$959	$1,755	$19	$4,641
Net investment income (loss)	481	1,290	2,521	(113)	4,179
Other revenue	332	725	1,127	31	2,215
Total revenue	$2,721	$2,974	$5,403	$(63)	$11,035
Contract benefits and expenses
Life and health insurance	$1,456	$1,045	$2,178	$64	$4,743
Annuities and pensions	213	630	1,141	-	1,984
Net benefits and claims	$1,669	$1,675	$3,319	$64	$6,727
Interest expense	25	139	12	108	284
Other expenses	608	840	1,095	89	2,632
Total contract benefits and expenses	$2,302	$2,654	$4,426	$261	$9,643
Income (loss) before income taxes	$419	$320	$977	$(324)	$1,392
Income tax recovery (expense)	(39)	(70)	(298)	120	(287)
Net income (loss)	$380	$250	$679	$(204)	$1,105
Less net income (loss) attributed to:
Non-controlling interests	15	-	-	(6)	9
Participating policyholders	33	(36)	-	(1)	(4)
Net income (loss) attributed to shareholders	$332	$286	$679	$(197)	$1,100

For the three months ended
September 30, 2013
Revenue
Premium income
Life and health insurance	$1,431	$799	$1,628	$21	$3,879
Annuities and pensions	131	149	210	-	490
Net premium income	$1,562	$948	$1,838	$21	$4,369
Net investment income (loss)	443	150	(159)	(464)	(30)
Other revenue	390	498	1,033	45	1,966
Total revenue	$2,395	$1,596	$2,712	$(398)	$6,305
Contract benefits and expenses
Life and health insurance	$1,321	$573	$680	$397	$2,971
Annuities and pensions	17	(153)	(354)	-	(490)
Net benefits and claims	$1,338	$420	$326	$397	$2,481
Interest expense	20	87	8	150	265
Other expenses	520	765	1,025	131	2,441
Total contract benefits and expenses	$1,878	$1,272	$1,359	$678	$5,187
Income (loss) before income taxes	$517	$324	$1,353	$(1,076)	$1,118
Income tax recovery (expense)	(28)	(23)	(425)	304	(172)
Net income (loss)	$489	$301	$928	$(772)	$946
Less net income (loss) attributed to:
Non-controlling interests	4	-	-	16	20
Participating policyholders	5	(113)	-	-	(108)
Net income (loss) attributed to shareholders	$480	$414	$928	$(788)	$1,034

 Manulife Financial Corporation –Third Quarter 2014

By segment
As at and for the nine months ended	Asia	Canadian	U.S.	Corporate
September 30, 2014	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$4,773	$2,475	$4,247	$59	$11,554
Annuities and pensions	495	361	624	-	1,480
Net premium income	$5,268	$2,836	$4,871	$59	$13,034
Net investment income (loss)	2,056	5,321	11,913	(253)	19,037
Other revenue	977	1,942	3,398	152	6,469
Total revenue	$8,301	$10,099	$20,182	$(42)	$38,540
Contract benefits and expenses
Life and health insurance	$4,797	$3,895	$10,328	$186	$19,206
Annuities and pensions	646	2,299	4,291	-	7,236
Net benefits and claims	$5,443	$6,194	$14,619	$186	$26,442
Interest expense	69	360	38	355	822
Other expenses	1,690	2,482	3,244	320	7,736
Total contract benefits and expenses	$7,202	$9,036	$17,901	$861	$35,000
Income (loss) before income taxes	$1,099	$1,063	$2,281	$(903)	$3,540
Income tax recovery (expense)	(96)	(214)	(640)	296	(654)
Net income (loss)	$1,003	$849	$1,641	$(607)	$2,886
Less net income (loss) attributed to:
Non-controlling interests	49	-	-	15	64
Participating policyholders	43	(81)	-	(1)	(39)
Net income (loss) attributed to shareholders	$911	$930	$1,641	$(621)	$2,861
Total assets	$66,336	$144,365	$318,097	$26,526	$555,324

As at and for the nine months ended
September 30, 2013
Revenue
Premium income
Life and health insurance	$4,255	$2,382	$4,695	$65	$11,397
Annuities and pensions	429	426	710	-	1,565
Net premium income	$4,684	$2,808	$5,405	$65	$12,962
Net investment income (loss)	446	(871)	(5,176)	(1,995)	(7,596)
Other revenue	1,102	2,019	2,981	162	6,264
Total revenue	$6,232	$3,956	$3,210	$(1,768)	$11,630
Contract benefits and expenses
Life and health insurance	$3,139	$1,756	$(589)	$596	$4,902
Annuities and pensions	(409)	(777)	(2,139)	(1)	(3,326)
Net benefits and claims (recovery)	$2,730	$979	$(2,728)	$595	$1,576
Interest expense	57	328	34	449	868
Other expenses	1,533	2,317	2,990	453	7,293
Total contract benefits and expenses	$4,320	$3,624	$296	$1,497	$9,737
Income (loss) before income taxes	$1,912	$332	$2,914	$(3,265)	$1,893
Income tax recovery (expense)	(87)	55	(831)	779	(84)
Net income (loss)	$1,825	$387	$2,083	$(2,486)	$1,809
Less net income (loss) attributed to:
Non-controlling interests	23	-	-	13	36
Participating policyholders	8	(68)	-	-	(60)
Net income (loss) attributed to shareholders	$1,794	$455	$2,083	$(2,499)	$1,833
Total assets	$61,949	$132,645	$282,838	$20,584	$498,016

 Manulife Financial Corporation –Third Quarter 2014

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
September 30, 2014	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$1,686	$736	$1,535	$115	$4,072
Annuities and pensions	239	109	221	-	569
Net premium income	$1,925	$845	$1,756	$115	$4,641
Net investment income (loss)	461	1,312	2,393	13	4,179
Other revenue	316	691	1,206	2	2,215
Total revenue	$2,702	$2,848	$5,355	$130	$11,035
For the three months ended
September 30, 2013
Revenue
Premium income
Life and health insurance	$1,446	$680	$1,628	$125	$3,879
Annuities and pensions	131	149	210	-	490
Net premium income	$1,577	$829	$1,838	$125	$4,369
Net investment income (loss)	191	111	(337)	5	(30)
Other revenue	387	499	1,078	2	1,966
Total revenue	$2,155	$1,439	$2,579	$132	$6,305

For the nine months ended
September 30, 2014
Revenue
Premium income
Life and health insurance	$4,822	$2,123	$4,249	$360	$11,554
Annuities and pensions	495	361	624	-	1,480
Net premium income	$5,317	$2,484	$4,873	$360	$13,034
Net investment income (loss)	2,058	5,401	11,430	148	19,037
Other revenue	982	1,882	3,600	5	6,469
Total revenue	$8,357	$9,767	$19,903	$513	$38,540
For the nine months ended
September 30, 2013
Revenue
Premium income
Life and health insurance	$4,299	$2,019	$4,696	$383	$11,397
Annuities and pensions	429	426	710	-	1,565
Net premium income	$4,728	$2,445	$5,406	$383	$12,962
Net investment income (loss)	(804)	(823)	(5,979)	10	(7,596)
Other revenue	1,095	1,990	3,149	30	6,264
Total revenue	$5,019	$3,612	$2,576	$423	$11,630

 Manulife Financial Corporation –Third Quarter 2014

Note 15 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”). The carrying value and change in segregated funds net assets are as follows.

(a)	Carrying value and change in segregated funds net assets are as follows:

 Segregated funds net assets

As at	September 30, 2014	December 31, 2013
Investments at market value
Cash and short-term securities	$1,865	$2,540
Debt securities	6,771	7,472
Equities	7,078	6,615
Mutual funds	232,454	220,936
Other investments	2,649	2,596
Accrued investment income	114	89
Other liabilities, net	(331)	(202)
Total segregated funds net assets	$250,600	$240,046
Composition of segregated funds net assets
Held by policyholders	$250,406	$239,871
Held by Company (seed money reported in other invested assets)	194	175
Total segregated funds net assets	$250,600	$240,046

Changes in segregated funds net assets
	three months ended		nine months ended
	September 30,		September 30,
For the	2014	2013	2014	2013
Net policyholder cash flow
Deposits from policyholders	$5,509	$5,320	$17,872	$17,302
Net transfers to general fund	(159)	(181)	(519)	(442)
Payments to policyholders	(8,439)	(7,036)	(25,876)	(21,006)
	$(3,089)	$(1,897)	$(8,523)	$(4,146)
Investment related
Interest and dividends	$1,833	$375	$2,835	$1,209
Net realized and unrealized investment gains (losses)	(2,912)	9,993	9,405	20,179
	$(1,079)	$10,368	$12,240	$21,388
Other
Management and administration fees	$(922)	$(886)	$(2,949)	$(2,763)
Impact of changes in foreign exchange rates	8,321	(4,020)	9,786	3,295
	$7,399	$(4,906)	$6,837	$532
Net additions (deductions)	$3,231	$3,565	$10,554	$17,774
Segregated funds net assets, beginning of period	247,369	223,572	240,046	209,363
Segregated funds net assets, end of period	$250,600	$227,137	$250,600	$227,137

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. Investment returns on these products belong to the policyholders; accordingly, the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products.

The liabilities related to the guarantees associated with these products are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. For information regarding the risks associated with variable annuity and segregated fund guarantees see the “Risk Management and Risk Factors” section of the Company’s Third Quarter 2014 Management's Discussion and Analysis.

 Manulife Financial Corporation –Third Quarter 2014

(b)	Fair value measurement

The following table discloses the fair value of the segregated funds’ net assets categorized by hierarchy. The fair value and valuation hierarchy of the segregated funds’ net liabilities were the same as the segregated funds’ net assets.

	September 30,	December 31,
As at	2014	2013
Valuation hierarchy
Level 1	$228,731	$219,538
Level 2	19,165	17,972
Level 3	2,510	2,361
Total fair value	$250,406	$239,871

Transfers of Level 1 and Level 2 segregated funds’ assets
The Company’s policy is to record transfers of segregated funds’ assets between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had no transfer from Level 1 to Level 2 for the three months and nine months ended September 30, 2014 and 2013. The Company had $22 and nil transfers from Level 2 to Level 1 for the three and nine months ended September 30, 2014, respectively (September 30, 2013 – nil and nil, respectively).

The following table presents a roll forward for the segregated funds net assets measured at fair value using significant unobservable inputs (Level 3).

	three months ended		nine months ended
	September 30,		September 30,
For the	2014	2013	2014	2013
Balance at the beginning of the period	$2,429	$2,232	$2,360	$2,212
Net realized / unrealized gains (losses) included in:
Net income(1)	(5)	4	20	(81)
OCI	-	-	-	-
Purchases	5	(1)	69	28
Issuances	-	-	-	-
Sales	(40)	(3)	(124)	(47)
Transfers
Into Level 3(2)	(1)	-	54	(1)
Out of Level 3(2)	1	(1)	-	-
Currency movement	120	(46)	130	74
Balance at the end of the period	$2,509	$2,185	$2,509	$2,185
Change in unrealized gains (losses) on instruments still held	$(18)	$14	$13	$80

(1)	This amount is included in the investment related section of the changes in net assets for segregated funds.

(2)
For assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period).  Transfers out of Level 3 occur when the inputs used to price the assets and liabilities become available from observable market data.

Note 16 Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission. These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA.  For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2013 Annual Consolidated Financial Statements.

 Manulife Financial Corporation –Third Quarter 2014

Condensed Consolidating Statement of Financial Position
As at September 30, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Assets
Invested assets	$2,248	$99,246	$156,723	$(375)	$257,842
Investments in unconsolidated subsidiaries	38,090	5,168	25,143	(68,401)	-
Reinsurance assets	-	31,297	5,773	(19,018)	18,052
Other assets	11,200	22,832	41,550	(46,558)	29,024
Segregated funds net assets	-	156,358	95,465	(1,417)	250,406
Total assets	$51,538	$314,901	$324,654	$(135,769)	$555,324
Liabilities and equity
Insurance contract liabilities	$-	$118,774	$117,630	$(19,721)	$216,683
Investment contract liabilities and deposits	-	1,451	1,122	(5)	2,568
Other liabilities	13,263	22,079	52,380	(45,617)	42,105
Long-term debt	3,676	-	17	150	3,843
Liabilities for preferred shares and capital instruments	344	1,133	14,150	(10,718)	4,909
Liabilities for subscription receipts	2,214	-	-	-	2,214
Segregated funds net liabilities	-	156,358	95,465	(1,417)	250,406
Shareholders' equity	32,041	15,106	43,336	(58,442)	32,041
Participating policyholders' equity	-	-	96	-	96
Non-controlling interests	-	-	458	1	459
Total liabilities and equity	$51,538	$314,901	$324,654	$(135,769)	$555,324

Condensed Consolidating Statement of Financial Position
As at December 31, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Assets
Invested assets	$28	$89,552	$143,184	$(55)	$232,709
Investments in unconsolidated subsidiaries	33,831	4,561	13,269	(51,661)	-
Reinsurance assets	-	25,891	6,454	(14,902)	17,443
Other assets	192	19,258	23,547	(19,392)	23,605
Segregated funds net assets	-	150,448	90,812	(1,389)	239,871
Total assets	$34,051	$289,710	$277,266	$(87,399)	$513,628
Liabilities and equity
Insurance contract liabilities	$-	$103,945	$104,847	$(15,550)	$193,242
Investment contract liabilities and deposits	-	1,444	1,085	(5)	2,524
Other liabilities	574	19,561	37,974	(18,311)	39,798
Long-term debt	4,610	-	15	150	4,775
Liabilities for preferred shares and capital instruments	344	1,077	3,645	(681)	4,385
Liabilities for subscription receipts	-	-	-	-	-
Segregated funds net liabilities	-	150,448	90,812	(1,389)	239,871
Shareholders' equity	28,523	13,235	38,379	(51,614)	28,523
Participating policyholders' equity	-	-	134	-	134
Non-controlling interests	-	-	375	1	376
Total liabilities and equity	$34,051	$289,710	$277,266	$(87,399)	$513,628

 Manulife Financial Corporation –Third Quarter 2014

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
September 30, 2014
Revenue
Net premium income	$-	$1,244	$3,397	$-	$4,641
Net investment income (loss)	98	2,150	2,225	(294)	4,179
Net other revenue	(3)	468	2,803	(1,053)	2,215
Total revenue	$95	$3,862	$8,425	$(1,347)	$11,035
Policy benefits and expenses
Net benefits and claims	$-	$2,472	$4,856	$(601)	$6,727
Commissions, investment and general expenses	3	699	2,311	(460)	2,553
Other expenses	62	60	527	(286)	363
Total policy benefits and expenses	$65	$3,231	$7,694	$(1,347)	$9,643
Income (loss) before income taxes	$30	$631	$731	$-	$1,392
Income tax (expense) recovery	(9)	(155)	(123)	-	(287)
Income (loss) after income taxes	$21	$476	$608	$-	$1,105
Equity in net income (loss) of unconsolidated subsidiaries	1,079	118	594	(1,791)	-
Net income (loss)	$1,100	$594	$1,202	$(1,791)	$1,105
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$9	$-	$9
Participating policyholders	-	(23)	(4)	23	(4)
Shareholders	1,100	617	1,197	(1,814)	1,100
	$1,100	$594	$1,202	$(1,791)	$1,105

Condensed Consolidating Statement of Income
For the three months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
September 30, 2013
Revenue
Net premium income	$-	$1,277	$3,091	$1	$4,369
Net investment income (loss)	69	(222)	450	(327)	(30)
Net other revenue	2	412	1,431	121	1,966
Total revenue	$71	$1,467	$4,972	$(205)	$6,305
Policy benefits and expenses
Net benefits and claims	$-	$731	$1,313	$437	$2,481
Commissions, investment and general expenses	2	690	1,988	(312)	2,368
Other expenses	70	84	514	(330)	338
Total policy benefits and expenses	$72	$1,505	$3,815	$(205)	$5,187
Income (loss) before income taxes	$(1)	$(38)	$1,157	$-	$1,118
Income tax (expense) recovery	(1)	58	(229)	-	(172)
Income (loss) after income taxes	$(2)	$20	$928	$-	$946
Equity in net income (loss) of unconsolidated subsidiaries	1,036	262	282	(1,580)	-
Net income (loss)	$1,034	$282	$1,210	$(1,580)	$946
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$20	$-	$20
Participating policyholders	-	(7)	(108)	7	(108)
Shareholders	1,034	289	1,298	(1,587)	1,034
	$1,034	$282	$1,210	$(1,580)	$946

 Manulife Financial Corporation –Third Quarter 2014

Condensed Consolidating Statement of Income
For the nine months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
September 30, 2014
Revenue
Net premium income	$-	$3,622	$9,412	$-	$13,034
Net investment income (loss)	263	9,663	9,954	(843)	19,037
Net other revenue	(2)	1,637	9,209	(4,375)	6,469
Total revenue	$261	$14,922	$28,575	$(5,218)	$38,540
Policy benefits and expenses
Net benefits and claims	$-	$11,844	$17,649	$(3,051)	$26,442
Commissions, investment and general expenses	11	2,054	6,800	(1,347)	7,518
Other expenses	200	185	1,475	(820)	1,040
Total policy benefits and expenses	$211	$14,083	$25,924	$(5,218)	$35,000
Income (loss) before income taxes	$50	$839	$2,651	$-	$3,540
Income tax (expense) recovery	(16)	(72)	(566)	-	(654)
Income (loss) after income taxes	$34	$767	$2,085	$-	$2,886
Equity in net income (loss) of unconsolidated subsidiaries	2,827	382	1,149	(4,358)	-
Net income (loss)	$2,861	$1,149	$3,234	$(4,358)	$2,886
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$64	$-	$64
Participating policyholders	-	(55)	(39)	55	(39)
Shareholders	2,861	1,204	3,209	(4,413)	2,861
	$2,861	$1,149	$3,234	$(4,358)	$2,886

Condensed Consolidating Statement of Income
For the nine months ended	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
September 30, 2013
Revenue
Net premium income	$-	$3,772	$9,056	$134	$12,962
Net investment income (loss)	194	(4,728)	(2,119)	(943)	(7,596)
Net other revenue	(3)	1,095	3,156	2,016	6,264
Total revenue	$191	$139	$10,093	$1,207	$11,630
Policy benefits and expenses
Net benefits and claims	$-	$(2,717)	$1,199	$3,094	$1,576
Commissions, investment and general expenses	18	2,058	5,912	(932)	7,056
Other expenses	211	263	1,586	(955)	1,105
Total policy benefits and expenses	$229	$(396)	$8,697	$1,207	$9,737
Income (loss) before income taxes	$(38)	$535	$1,396	$-	$1,893
Income tax (expense) recovery	8	(10)	(82)	-	(84)
Income (loss) after income taxes	$(30)	$525	$1,314	$-	$1,809
Equity in net income (loss) of unconsolidated subsidiaries	1,863	425	950	(3,238)	-
Net income (loss)	$1,833	$950	$2,264	$(3,238)	$1,809
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$37	$(1)	$36
Participating policyholders	-	(3)	(62)	5	(60)
Shareholders	1,833	953	2,289	(3,242)	1,833
	$1,833	$950	$2,264	$(3,238)	$1,809

 Manulife Financial Corporation –Third Quarter 2014

Consolidating Statement of Cash Flows
For the nine months ended September 30, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,861	$1,149	$3,234	$(4,358)	$2,886
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,827)	(382)	(1,149)	4,358	-
Increase (decrease) in insurance contract liabilities	-	8,613	7,440	-	16,053
Increase (decrease) in investment contract liabilities	-	39	41	-	80
(Increase) decrease in reinsurance assets	-	(4,030)	4,274	-	244
Amortization of (premium) discount on invested assets	-	8	(6)	-	2
Other amortization	2	75	262	-	339
Net realized and unrealized (gains) losses on assets	2	(6,212)	(5,105)	-	(11,315)
Deferred income tax expense (recovery)	12	650	(413)	-	249
Stock option expense	-	(2)	14	-	12
Adjusted net income (loss)	$50	$(92)	$8,592	$-	$8,550
Changes in policy related and operating receivables and payables	(263)	1,792	(1,698)	-	(169)
Cash provided by (used in) operating activities	$(213)	$1,700	$6,894	$-	$8,381
Investing activities
Purchases and mortgage advances	$-	$(19,300)	$(27,235)	$-	$(46,535)
Disposals and repayments	-	18,953	22,548	-	41,501
Changes in investment broker net receivables and payables	-	(16)	164	-	148
Net cash decrease from purchase of subsidiary	-	-	(199)	-	(199)
Capital contribution to unconsolidated subsidiaries	-	(33)	-	33	-
Return of capital from unconsolidated subsidiaries	-	68	-	(68)	-
Notes receivable from parent	-	-	(12,998)	12,998	-
Notes receivable from subsidiaries	(10,960)	3	-	10,957	-
Cash provided by (used in) by investing activities	$(10,960)	$(325)	$(17,720)	$23,920	$(5,085)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$-	$-	$193	$-	$193
Reinsurance treaty settlement	-	(39)	39	-	-
Repayment of long-term debt	(1,000)	-	-	-	(1,000)
Issue of capital instruments, net	-	-	497	-	497
Issue of subscription receipts	2,214	-	-	-	2,214
Net redemption of investment contract liabilities	-	(109)	(44)	-	(153)
Funds repaid, net	-	(1)	(2)	-	(3)
Changes in deposits from bank clients, net	-	-	(118)	-	(118)
Shareholder dividends paid in cash	(593)	-	-	-	(593)
Contributions from (distributions to) non-controlling interests, net	-	-	(58)	-	(58)
Common shares issued, net	35	-	2	-	37
Preferred shares issues, net	(261)	-	799	-	538
Capital contributions by parent	-	-	33	(33)	-
Return of capital to parent	-	-	(68)	68	-
Notes payable to parent	-	-	10,957	(10,957)	-
Notes payable to subsidiaries	12,998	-	-	(12,998)	-
Preferred shares redeemed, net	-	-	(800)	-	(800)
Cash provided by (used in) financing activities	$13,393	$(149)	$11,430	$(23,920)	$754
Cash and short-term securities
Increase (decrease) during the period	$2,220	$1,226	$604	$-	$4,050
Effect of foreign exchange rate changes on cash and short-term securities	1	194	279	-	474
Balance, beginning of period	27	3,643	9,216	-	12,886
Balance, end of period	$2,248	$5,063	$10,099	$-	$17,410
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$28	$4,091	$9,511	$-	$13,630
Net payments in transit, included in other liabilities	(1)	(448)	(295)	-	(744)
Net cash and short-term securities, beginning of period	$27	$3,643	$9,216	$-	$12,886
End of period
Gross cash and short-term securities	$2,248	$5,398	$10,325	$-	$17,971
Net payments in transit, included in other liabilities	-	(335)	(226)	-	(561)
Net cash and short-term securities, end of period	$2,248	$5,063	$10,099	$-	$17,410
Supplemental disclosures on cash flow information:
Interest received	$8	$3,125	$3,478	$(13)	$6,598
Interest paid	213	94	1,040	(559)	788
Income taxes paid	-	201	398	-	599

 Manulife Financial Corporation –Third Quarter 2014

Consolidating Statement of Cash Flows
For the nine months ended September 30, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,833	$950	$2,264	$(3,238)	$1,809
Adjustments:
Equity in net income of unconsolidated subsidiaries	(1,863)	(425)	(950)	3,238	-
Increase (decrease) in insurance contract liabilities	-	(6,489)	(2,278)	-	(8,767)
Increase (decrease) in investment contract liabilities	-	40	81	-	121
(Increase) decrease in reinsurance assets	-	2,056	(1,055)	-	1,001
Amortization of (premium) discount on invested assets	-	(2)	17	-	15
Other amortization	(1)	66	247	-	312
Net realized and unrealized (gains) losses on assets	6	8,023	6,863	-	14,892
Deferred income tax expense (recovery)	(8)	(80)	(74)	-	(162)
Stock option expense	-	3	10	-	13
Adjusted net income (loss)	$(33)	$4,142	$5,125	$-	$9,234
Changes in policy related and operating receivables and payables	(170)	(2,921)	1,730	-	(1,361)
Cash provided by (used in) operating activities	$(203)	$1,221	$6,855	$-	$7,873
Investing activities
Purchases and mortgage advances	$-	$(15,186)	$(35,261)	$-	$(50,447)
Disposals and repayments	-	15,055	28,304	-	43,359
Changes in investment broker net receivables and payables	-	(34)	(133)	-	(167)
Investment in common shares of subsidiaries	(206)	-	-	206	-
Net cash decrease from purchase of subsidiary	-	-	(73)	-	(73)
Redemption of preferred shares of subsidiaries	80	-	-	(80)	-
Capital contribution to unconsolidated subsidiaries	-	(93)	-	93	-
Return of capital from unconsolidated subsidiaries	-	216	-	(216)	-
Notes receivable from parent	-	-	(11,314)	11,314	-
Notes receivable from subsidiaries	(10,287)	3	-	10,284	-
Cash provided by (used in) investing activities	$(10,413)	$(39)	$(18,477)	$21,601	$(7,328)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$-	$(398)	$592	$-	$194
Repayment of long-term debt	(350)	-	-	-	(350)
Issue of capital instruments, net	-	-	199	-	199
Net redemption of investment contract liabilities	-	(103)	(75)	-	(178)
Funds repaid, net	-	(4)	(122)	-	(126)
Secured borrowings from securitization transactions	-	-	250	-	250
Changes in deposits from bank clients, net	-	-	455	-	455
Shareholder dividends paid in cash	(570)	-	-	-	(570)
Contributions from (distributions to) non-controlling interests, net	-	-	(11)	-	(11)
Common shares issued, net	5	-	206	(206)	5
Preferred shares issues, net	196	-	(80)	80	196
Gain (loss) on intercompany transaction	-	28	(28)	-	-
Capital contributions by parent	-	-	93	(93)	-
Return of capital to parent	-	-	(216)	216	-
Notes payable to parent	-	-	10,284	(10,284)	-
Notes payable to subsidiaries	11,314	-	-	(11,314)	-
Cash provided by (used in) financing activities	$10,595	$(477)	$11,547	$(21,601)	$64
Cash and short-term securities
Increase (decrease) during the period	(21)	705	(75)	-	609
Effect of foreign exchange rate changes on cash and short-term securities	-	127	52	-	179
Balance, beginning of period	22	3,747	8,984	-	12,753
Balance, end of period	$1	$4,579	$8,961	$-	$13,541
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	22	4,122	9,242	-	13,386
Net payments in transit, included in other liabilities	-	(375)	(258)	-	(633)
Net cash and short-term securities, beginning of period	$22	$3,747	$8,984	$-	$12,753
End of period
Gross cash and short-term securities	1	4,906	9,671	-	14,578
Net payments in transit, included in other liabilities	-	(327)	(710)	-	(1,037)
Net cash and short-term securities, end of period	$1	$4,579	$8,961	$-	$13,541
Supplemental disclosures on cash flow information:
Interest received	$4	$3,037	$3,382	$(13)	$6,410
Interest paid	212	186	828	(382)	844
Income taxes paid	-	233	230	-	463

 Manulife Financial Corporation –Third Quarter 2014

Note 17 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation –Third Quarter 2014

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers and other investors requiring financial information may contact our Investor Relations Department or access our Web site at www.manulife.com
Fax: 416 926-3503
E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries please contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
CST Trust Company
P.O. Box 700, Station B
Montreal, QC Canada H3B 3K3
Toll Free: 1 800 783-9495
Collect: 416 682-3864
E-mail: inquiries@canstockta.com
Online: www.canstockta.com
CST Trust Company offices are also located
in Toronto, Halifax, Vancouver and Calgary.

United States
Computershare Inc.
P.O. Box 30170
College Station, TX 77842-3170
Toll Free: 1 800 249-7702
Collect: 201 680-6578
E-mail: web.queries@computershare.com
Online: www.computershare.com/investor

Hong Kong
Registered Holders:
Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555

Ownership Statement Holders:
The Hongkong and Shanghai
Banking Corporation Limited
Sub-Custody and Clearing,
Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8355

Philippines
The Hongkong and Shanghai
Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595
GLOBE 632 976-7595

AUDITORS
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are
available online at www.manulife.com

• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholders Reports
• Public Accountability Statement
• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2014, Manulife Financial had total capital of C$37.7 billion, including C$32.0 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 19 ratings)
DBRS	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at September 30, 2014, there were 1,864 million common shares outstanding.
July 1 – September 30, 2014	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 22.73	$ 20.77	$ 159.40	P 852
Low	$ 21.24	$ 19.14	$ 149.50	P 740
Close	$ 21.54	$ 19.25	$ 150.00	P 838
Average Daily Volume (000)	2,936	1,415	72	0.31

 Manulife Financial Corporation –Third Quarter 2014

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no more waiting for the mail.

The Manulife Financial documents available electronically are:
• Annual Report and Proxy Circular
• Notice of Annual Meeting
• Shareholder Reports
• Public Accountability Statement
• Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our website at www.manulife.com

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 Manulife Financial Corporation –Third Quarter 2014